FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

Exhibit 1	2008 Audited Consolidated Financial Statements

Exhibit 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2008

Æterna Zentaris Inc.

Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(expressed in thousands of US dollars)

March 10, 2009

Independent Auditors’ Report

To the Shareholders of of

Æterna Zentaris Inc.

We have completed integrated audits of Æterna Zentaris Inc.’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Æterna Zentaris Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(1)

Quebec City, Quebec, Canada

(1) Chartered accountant auditor permit No. 11070

Æterna Zentaris Inc.

Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at December 31,
	2008	2007
	$	$
ASSETS

Current assets
Cash and cash equivalents	49,226	10,272
Short-term investments (note 24)	493	31,115
Accounts receivable
Trade	3,425	6,170
Other (note 8)	1,100	3,044
Income taxes	48	—
Inventory (note 9)	3,385	5,406
Prepaid expenses and other current assets	4,047	3,573
	61,724	59,580

Property, plant and equipment (note 11)	6,682	7,460
Long-lived assets held for sale (note 6)	—	13,999
Deferred charges and other long-term assets (note 10)	5,959	1,441
Intangible assets (note 12)	23,894	30,391
Goodwill (note 13)	10,083	10,492

	108,342	123,363

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	13,690	16,084
Income taxes	800	23
Deferred revenues (note 7)	7,631	5,373
Current portion of long-term debt and payable	49	775
	22,170	22,255

Deferred revenues (note 7)	54,433	3,333
Long-term debt and payable (notes 6 and 15)	172	—
Employee future benefits (note 16)	10,092	9,184
	86,867	34,772
Commitments and contingencies (note 25)
Subsequent event (note 26)
SHAREHOLDERS’ EQUITY
Share capital (note 17)	30,566	30,566
Other capital	79,669	79,306
Deficit	(102,814)	(42,997)
Accumulated other comprehensive income	14,054	21,716
	21,475	88,591
	108,342	123,363

Evaluation of going concern (note 2)

Approved by the Board of Directors

Juergen Ernst, MBA Director	Gérard Limoges, FCA Director

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars, except common share data)

	Common shares	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
	(number of)	$	$	$	$	$
Balance – December 31, 2005	46,139,814	130,344	10,474	(43,224)	11,937	109,531
Net earnings for the year	—	—	—	33,390	—	33,390
Conversion of convertible term loans (note 17b)	6,955,088	37,786	(6,339)	(280)	—	31,167
Foreign currency translation adjustment	—	—	—	—	4,007	4,007
Foreign currency translation adjustment related to disposal of Atrium	—	—	—	—	(1,643)	(1,643)
Issued pursuant to the stock option plan
For cash (note 17d)	22,000	81	—	—	—	81
Ascribed value from Other capital	—	29	(29)	—	—	—
Issued pursuant to acquisition of Echelon (note 5)	23,789	163	—	—	—	163
Issued pursuant to acquisition of a patent from a senior officer (note 22)	28,779	175	—	—	—	175
Share issue expenses	—	(112)	—	—	—	(112)
Stock-based compensation costs	—	—	2,120	—	—	2,120
Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879
Effect of the application of new accounting standards	—	—	—	(587)	(41)	(628)
Distribution of Atrium (note 4)	—	(137,959)	71,122	—	(5,624)	(72,461)
Net loss for the year	—	—	—	(32,296)	—	(32,296)
Foreign currency translation adjustment	—	—	—	—	13,783	13,783
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	51	51
Issued pursuant to the stock option plan
For cash (note 17d)	18,000	33	—	—	—	33
Ascribed value from Other capital	—	26	(26)	—	—	—
Disposal of Shares of Echelon (note 5)	—	—	—	—	(754)	(754)
Stock-based compensation costs	—	—	1,984	—	—	1,984
Balance – December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars, except common share data)

	Common shares	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
	(number of)	$	$	$	$	$
Balance – December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591
Net loss for the year	—	—	—	(59,817)	—	(59,817)
Foreign currency translation adjustment	—	—	—	—	(7,655)	(7,655)
Variation in the fair value of short-term investments, net of income taxes	—	—	—	—	(7)	(7)
Stock based compensation costs	—	—	363	—	—	363
Balance – December 31, 2008	53,187,470	30,566	79,669	(102,814)	14,054	21,475

	As at December 31,
	2008	2007	2006
	$	$	$

Accumulated Other Comprehensive Income
Consisting of the following:
Foreign currency translation adjustments	14,051	21,706	14,301
Variation in fair market value of short-term investments, net of income taxes	3	10	—

Accumulated Other Comprehensive income	14,054	21,716	14,301
Deficit	(102,814)	(42,997)	(10,114)

Total Accumulated Other Comprehensive Income and Deficit	(88,760)	(21,281)	4,187

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Earnings (Loss)

For the years ended December 31,

(expressed in thousands of US dollars, except share and per share data)

	2008	2007	2006
	$	$	$

Revenues	38,478	42,068	38,799
Operating expenses
Cost of sales (note 9)	19,278	12,930	11,270
Selling, general and administrative expenses	17,325	20,403	16,478
Research and development costs	57,448	39,248	27,422
Research and development tax credits and grants	(343)	(2,060)	(1,564)
Depreciation and amortization
Property, plant and equipment	1,515	1,562	2,816
Intangible assets (note 12)	5,639	4,004	6,148
Impairment of long-lived asset held for sale (note 6)	—	735	—
	100,862	76,822	62,570
Loss from operations	(62,384)	(34,754)	(23,771)
Other income (expenses)
Interest income	868	1,904	1,441
Interest expense
Long-term debt and convertible term loans	—	(85)	(1,270)
Other	(118)	—	(163)
Foreign exchange (loss) gain	3,071	(1,035)	319
Loss on disposal of long-lived assets held for sale (note 6)	(35)	—	—
Loss on disposal of equipment	(44)	(28)	—
Gain on disposal of a long-term investment	—	—	409
	3,742	756	736
Share in the results of an affiliated company	—	—	1,575
Loss before income taxes from continuing operations	(58,642)	(33,998)	(21,460)
Income tax (expense) recovery (note 19)	(1,175)	1,961	29,037
Net (loss) earnings from continuing operations	(59,817)	(32,037)	7,577
Net (loss) earnings from discontinued operations (notes 4 and 5)	—	(259)	25,813
Net (loss) earnings for the year	(59,817)	(32,296)	33,390
Net (loss) earnings per share from continuing operations
Basic	(1.12)	(0.61)	0.14
Diluted	(1.12)	(0.61)	0.14
Net (loss) earnings per share from discontinued operations
Basic	—	—	0.50
Diluted	—	—	0.48
Net (loss) earnings per share
Basic	(1.12)	(0.61)	0.64
Diluted	(1.12)	(0.61)	0.62
Weighted average number of shares (note 21)
Basic	53,187,470	53,182,803	52,099,290
Diluted	53,187,470	53,182,803	52,549,260

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31,

(expressed in thousands of US dollars)

	2008	2007	2006
	$	$	$

Net earnings (loss) for the year	(59,817)	(32,296)	33,390
Other comprehensive income (loss):
Foreign currency translation adjustments	(7,655)	13,783	4,007
Reclassification adjustment related to disposal of Atrium	—	—	(1,643)
Reclassification adjustment related to disposal of Echelon	—	(754)	—
Variation in fair market value of short-term investments, net of income taxes	(7)	51	—

Comprehensive income (loss)	(67,479)	(19,216)	35,754

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,

(expressed in thousands of US dollars)

	2008	2007	2006
	$	$	$
Cash flows from operating activities
Net earnings (loss) for the year	(59,817)	(32,296)	33,390
Net (earnings) loss from discontinued operations	—	259	(25,813)
Net earnings (loss) from continuing operations	(59,817)	(32,037)	7,577
Items not affecting cash and cash equivalents
Depreciation and amortization	7,154	5,566	8,964
Stock-based compensation costs	363	1,984	2,120
Future income taxes	—	(1,868)	(29,160)
Gain on disposal of a long-term investment	—	—	(409)
Share in the results of an affiliated company	—	—	(1,575)
Inventory write-down (note 9)	726	—	—
Employee future benefits	984	164	(115)
Amortization of deferred charges and other long term assets	729	510	150
Amortization of deferred revenues	(6,213)	(7,012)	(5,141)
Accretion on long term borrowings	—	82	1,227
Loss on disposal of long-lived assets held for sale	35	—	—
Loss on disposal of equipment	44	28	—
Impairment of long-lived asset held for sale	—	735	—
Foreign exchange loss (gain) on items denominated in foreign currency	(3,801)	641	(587)
Changes in operating assets and liabilities (note 18)	58,524	5,545	1,079
Net cash used in continuing operating activities	(1,272)	(25,662)	(15,870)
Net cash provided by discontinued operating activities	—	132	23,827
Net cash provided by (used in) operating activities	(1,272)	(25,530)	7,957
Cash flows from financing activities
Repayment of long-term debt and long-term payable	(784)	(751)	(718)
Issuance of shares pursuant to the exercise of stock options	—	33	81
Share issue expenses	(408)	(366)	(112)
Net cash used in continuing financing activities	(1,192)	(1,084)	(749)
Net cash used in discontinued financing activities	—	(230)	(7,825)
Net cash used in financing activities	(1,192)	(1,314)	(8,574)
Cash flows from investing activities
Purchase of short-term investments	(1,664)	(6,180)	(79,300)
Proceeds from sale and maturity of short-term investments	30,027	33,405	49,267
Proceeds from sale of a long-term investment	—	—	1,387
Business acquisitions, net of cash and cash equivalents acquired	—	—	(32)
Purchase of property, plant and equipment	(1,147)	(3,702)	(1,845)
Net proceeds from sale of long-lived assets held for sale	14,854	—	—
Proceeds from sale of property, plant and equipment	—	729	—
Acquisition of amortizable intangible assets	(67)	(67)	(5)
Net cash provided by (used in) continuing investing activities	42,003	24,185	(30,528)
Net cash provided by discontinued investing activities	—	2,238	11,878
Net cash provided by (used in) in investing activities	42,003	26,423	(18,650)
Effect of exchange rate changes on cash and cash equivalents	(585)	1,337	1,356
Net change in cash and cash equivalents	38,954	916	(17,911)
Cash and cash equivalents — Beginning of year	10,272	9,356	27,267
Cash and cash equivalents — End of year	49,226	10,272	9,356
Cash and cash equivalents related to:
Continuing operations	49,226	10,272	8,939
Discontinued operations	—	—	417
	49,226	10,272	9,356
Cash and cash equivalents components:
Cash	13,256	10,195	9,174
Cash equivalents	35,970	77	182
	49,226	10,272	9,356

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

1	Incorporation and nature of activities

Æterna Zentaris Inc. (“Æterna Zentaris” or the “Company”), incorporated under the Canada Business Corporations Act, is a global biopharmaceutical company focused on endocrine therapy and oncology with expertise in drug discovery, development and commercialization.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (“BPH”) and our lead oncology program, AEZS-108, for endometrial and ovarian cancers.

2	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 27 “Summary of differences between generally accepted accounting principles in Canada and in the United States”.

Evaluation of going concern, results of operations and management’s plans:

In May 2007, the Accounting Standards Board amended CICA Handbook Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The Company adopted these amendments, which were effective for years beginning on or after January 1, 2008. Management’s assessment took into account the sale of rights to future royalties described in note 7, the signing of the development, commercialization and license agreement with sanofi-aventis on March 5, 2009, which is disclosed in note 26, as well as the Company’s strategic plan and corresponding budgets for 2009, 2010 and 2011.  As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least the next 12-month period from the balance sheet date.

Basis of consolidation

These consolidated financial statements include all companies in which the Company, directly or indirectly holds more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation from the date that control is transferred to the Company, while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

accounting is used to account for acquisitions. All intercompany balances and transactions are eliminated on consolidation.

Investments in affiliated companies

Where applicable, investments in companies over which the Company exercises significant influence (generally where the Company holds 20% to 50% of the investee’s voting rights) but over which it does not exercise control are accounted for using the equity method. The Company’s share of its affiliated results of operations is recognized in the statement of earnings (loss). Also where applicable, investments where the Company holds less than 20% of the investee’s voting rights and does not have the ability to exercise significant influence are accounted for using the cost method.

Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported years. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation cost, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options granted, employee future benefits and certain accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency and self-sustaining subsidiaries

The Company uses the US dollar as its reporting currency. Assets and liabilities of the Company and of its self-sustaining subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Translation gains and losses are included in the statement of comprehensive income.

Foreign currency transactions and integrated foreign subsidiary

The financial statements of integrated foreign operations and transactions denominated in currencies other than the functional currency are re-measured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are re-measured to their functional currency at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are re-measured at historical rates, unless such assets and liabilities are carried at market, in which case, they are remeasured using the exchange rate in effect on the date of the balance sheet. Revenues and expenses are

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

re-measured at the monthly average exchange rate. Transaction gains and losses resulting from such re-measurement are reflected in the statements of earnings (loss).

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, excluding bank advances, as well as short-term, interest-bearing deposits with a term of less than three months at the acquisition date.

Short-term investments

Short-term investments consist mainly of notes and bonds which do not meet the Company’s definition of cash and cash equivalents.

In accordance with the new requirements of the Canadian Institute Chartered Accountants’ (“CICA”) Handbook Section 3855, Financial Instruments, adopted by the Company on January 1, 2007, short-term investments are classified as available-for-sale investments. The Company recognizes transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in comprehensive income. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings (loss). See also note 3.

Prior to 2007, short-term investments were valued at the lower of amortized cost and market value.

Inventory

Inventory is valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis. The cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation. Depreciation is calculated using the following methods and annual rates:

	Methods	Annual rates

Building	Straight-line	5
Equipment	Declining balance and straight-line	20
Office furniture	Declining balance and straight-line	10 and 20
Computer equipment	Straight-line	25 and 33 1/3
Automotive equipment	Straight-line	20
Leasehold improvements	Straight-line	Remaining lease term

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Royalty sale transaction expenses and other deferred charges

The Company has deferred direct and incremental costs associated with its transaction to sell its future rights to a royalty stream and are accounted for as discussed in note 7.

Other deferred charges relate to deferred upfront payments made related to research and development collaborations. These charges are included in deferred charges and other long-term assets and are amortized in the consolidated statement of earnings (loss) over the duration of the research and development work related to the contracts. Also included in deferred charges and other long-term assets are transaction costs that have been incurred in connection with a shelf prospectus, which was filed in 2007. These costs are not amortized but instead will be included in share capital once proceeds are raised in a related transaction. If no transaction is consummated by the expiry date of the shelf prospectus, which will occur at the end of 2009 or earlier, should management determine that no transaction will be pursued, these transaction costs will be recorded as an expense in the consolidated statement of earnings (loss) (see also note 10).

Intangible assets

Intangible assets with finite useful lives consist of in-process research and development, acquired in business combinations, patents and trademarks, technology and other. Patents and trademarks comprise costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process research and development and patents, ten years for trademarks and from three to ten years for technology and other.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Impairment of long-lived assets

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value,

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

which in turn is determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Employee future benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans as well as other benefit plans for its employees. Its obligations are accrued under employee benefit plans and the related costs. In this regard, the following policies have been adopted:

•

the cost of pension and other benefits earned by employees is actuarially determined using the projected unit credit method and benefit method prorated on length of service and management’s best estimate of salary escalation, retirement ages of employees and employee turnover;

• the net actuarial gain (loss) of the benefit obligation is recorded in the statement of earnings (loss) as it arises.

For defined contribution plans, the pension expenses recorded in the statement of earnings (loss) is the amount of contribution the Company is required to pay for services rendered by employees.

Deferred revenues

Deferred revenues relate to the unamortized portion of the cash proceeds received in connection with the Company’s sale of future rights to a royalty stream. Those proceeds are recognized as royalty revenue based on the “units-of-revenue” method, as discussed in note 7. Also included in deferred revenues are upfront payments received primarily in connection with license cooperation agreements. Those payments are recognized as revenues, as discussed below.

Revenue recognition

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work, which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones.

In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, management considers the milestone payments and the remaining obligations under the contract as a single unit of accounting. In those circumstances where the collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather the Company’s obligations are satisfied over a period of time, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

As discussed in note 7, the Company has sold its rights to certain future royalties. The Company defers recognition of the proceeds it receives for the royalty stream and recognizes these deferred revenues over the life of the license agreement, pursuant to the “units-of-revenue” method.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Stock-based compensation costs

Since January 1, 2003, the Company accounts for all forms of employee stock-based compensation using the fair value-based method.

The fair value of stock options is determined on the date of grant using the Black-Scholes option pricing model and stock-based compensation costs are recognized over the vesting period of the options and credited to Other Capital, and any consideration received by the Company on the exercise of stock options is credited to Share Capital. Other capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to earnings over the estimated period of benefit. No costs have been deferred during any periods.

Research and development tax credits and grants

The Company is entitled to scientific research and experimental development (“SR&ED”) tax credits granted by the Canadian federal government (“Federal”) and the government of the Province of Quebec (“Provincial”). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries, subcontracting and university contract expenses incurred in the Province of Quebec, at a rate of 35% of eligible base amounts.

SR&ED tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which the related expenses or capital expenditures are incurred and the non-refundable portion of SR&ED tax credits and grants is recorded at such time, provided the Company has reasonable assurance the credits or grants will be realized.

Earnings (loss) per share

Basic net earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and convertible term loans. This method requires that diluted net earnings (loss) per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3	New accounting standards and pronouncements

	a)	Accounting changes adopted in 2008

On January 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 3031, Inventories, which replaces Section 3030.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Section 1535, Capital Disclosures, establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance (see note 23).

Section 3862 and Section 3863, which replace Section 3861, Financial Instruments — Disclosure and Presentation, require the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with the Company’s financial instruments. The presentation requirements are carried forward unchanged (see note 24).

The CICA issued Section 3031, Inventories, which replaced Section 3030 with the same title. This standard requires that inventories be measured at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs.  The standard also requires that similar inventories within a consolidated group be measured using the same method. Section 3031 also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The Company has adopted this standard effective January 1, 2008, and there has been no impact on the consolidated financial statements.

b)	Future Accounting Changes

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard will apply to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. The Company does not expect that adoption of this standard will have a significant impact on the consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, that adoption of this standard will have on its consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, that adoption of this standard will have on its consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for 2011. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, that adoption of this standard will have on its consolidated financial statements.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Liabilities, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 will be effective for interim and annual periods beginning on or after January 1, 2009. The Company does not expect that adoption of this guidance will have a significant impact on its consolidated financial statements.

4	Distribution of the remaining interest in Atrium Biotechnologies Inc.

During 2006, the Company completed a lengthy and detailed review process whereby it examined a number of strategic alternatives for how best to pursue and implement its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris’ interest in Atrium Biotechnologies Inc., now Atrium Innovation Inc. (“Atrium”) and the resulting focus on advancing its development pipeline.

On September 19, 2006, the Company initiated a Secondary Offering to sell 3,485,000 Atrium Subordinate Voting Shares at a price of CAN$15.80 per share.

On October 18, 2006, the Company closed this Secondary Offering for net proceeds of approximately $45,000,000. The gain on the disposal of this investment amounted to $29,248,000 including $1,643,000 related to cumulative translation adjustments.

Concurrently with the closing of the Secondary Offering and in accordance with the articles of Atrium, the Company’s remaining Atrium Multiple Voting Shares were automatically converted into Atrium Subordinate Voting Shares on a one-for-one basis such that the Company subsequently owned 11,052,996 Atrium Subordinate Voting Shares representing approximately 36.1% of the issued and outstanding shares of Atrium.

As of October 18, 2006, Atrium was excluded from the consolidation since the Company’s control ceased. Furthermore, given the distribution of the remaining Atrium shares discussed below, all historical operations and cash flows recorded through the consolidation of Atrium until that date have been reported as discontinued operations and therefore, these operations and cash flows are presented as such in the statement of earnings (loss) and in the statement of cash flows.

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 subordinate voting shares of Atrium held by the Company. On January 2, 2007, Æterna Zentaris’ shareholders received approximately 0.2079 of an Atrium subordinate voting share for each one of their common shares.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

This special distribution was accounted for as a nonreciprocal transfer to shareholders measured at the carrying value of the investment in Atrium on January 2, 2007. As the special distribution is considered as a taxable transaction for the Company and treated as a reduction of the stated capital for tax purposes, the share capital of the Company was reduced by the fair value of the Atrium shares distributed of $137,959,000, the long-term investment in Atrium of $57,128,000 was removed from the balance sheet, and the difference, taking into account the related income taxes of $15,333,000 and cumulative translation adjustment of $5,624,000, was recorded as Other Capital in the amount of $71,122,000.

For the year ended December 31, 2006, previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified from continuing operations to discontinued operations, as follows:

$

Revenues	239,535
Earnings before the following items	28,360
Gain on disposal of Atrium shares	29,248
Income tax expense (a)	(19,923)
Loss on dilution of investments (b)	(628)
Earnings before non-controlling interest	37,057
Non-controlling interest	(10,967)
Net earnings from discontinued operations	26,090

(a)                      An amount of $7,006,000 is related to the gain on disposal of Atrium shares and an amount of $5,692,000 is related to future income tax liabilities on unremitted earnings of Atrium.

(b)                     Loss on dilution of investments.

Following the exercise of Atrium’s stock options, Atrium issued 627,500 subordinate voting shares between January 1 and October 18, 2006. As a consequence, a loss on dilution amounting to $628,000 was recognized.

5                                         Acquisition and disposal of Echelon Biosciences Inc.

On January 1, 2005, the Company completed the acquisition of 100% of the issued and outstanding common shares of Echelon Biosciences Inc. (“Echelon”) for a total consideration of $2,935,522, of which an amount of $36,718 including all acquisition-related costs, was paid cash, net of cash and cash equivalents acquired of $161,734, and the balance was paid through the issuance of 443,905 common shares of the Company, the price per share corresponded to the weighted moving average trading prices of the Company for the last fifteen consecutive trading days ending on December 31, 2004. The acquisition was subject to contingent payments specified in the agreement for an approximate amount of $3,500,000 of which an amount of $2,900,000 was payable in shares and the balance of $600,000 payable in cash at the latest in January 2008, based on contractual conditions being met. During 2005, an amount

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

of $196,000 had been recorded as contingent consideration payable, thus having the effect of increasing goodwill. This amount has been settled through a cash payment of $32,000 and the issuance of 23,789 common shares of the Company. As of January 1, 2008 the remaining conditions were not met, and as such, no additional consideration has been paid.

During 2007, the Company continued its review process whereby it examined a number of strategic alternatives for how best continue the pursuit and implementation of its business plan of becoming a “pure play” biopharmaceutical company with a focus on endocrine therapy and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris’ investment in Echelon and the resulting focus on advancing its development pipeline.

At September 30, 2007, the Company performed a preliminary impairment test on the goodwill related to Echelon. According to the preliminary test results, an estimated impairment loss of $500,000 was recorded.

On November 30, 2007, Æterna Zentaris sold all issued and outstanding shares of Echelon to Frontier Scientific, Inc. for an upfront payment of $2,600,000 and $600,000 of contingent consideration. From that date, Echelon was excluded from the consolidation, and all historical operations and cash flows recorded through the consolidation of Echelon until that date have been reported as discontinued operations. The contingent consideration is based on the Echelon reaching specific sales levels in 2008 and 2009, and no contingent consideration is payable relative to 2008.

For the years ended December 31, 2007 and 2006, consolidated revenues and expenses of Echelon have been reclassified from continuing operations to discontinued operations, as follows:

	Years ended December 31,
	2007	2006
	$	$

Revenues	2,358	2,593
Loss before the following items	(206)	(369)

Goodwill impairment	(500)	—
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)	—
Income tax recovery	491	92
Net loss from discontinued operations	(259)	(277)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

6                                         Long-lived assets held for sale

In September 2007, as part of its strategy to finance with non-dilutive vehicles, using non-core assets, the Company decided to dispose of its building and land located in Quebec City, as well as its rights to intangible property, Impavido® (miltefosine) and certain equipment. As at December 31, 2007, the assets reclassified as “long-lived assets held for sale” can be summarized as follows:

Asset	Cost	Accumulated depreciation and amortization	Net book value
	$	$	$
Building and Land	11,181	3,919	7,262
Equipment	1,347	1,164	183
Intangible property	11,851	5,297	6,554

Total assets held for sale	24,379	10,380	13,999

In 2006, following the decision to terminate the pharmaceutical development of one of its products, the Company recorded an impairment on related manufacturing equipment in order to bring it down to its fair value, which was based on the Company’s best estimate of realizable value. Accordingly, during 2006, an amount of $1,060,856 was recorded as an impairment loss included in depreciation of property, plant and equipment.

In December 2007, management evaluated the net realizable value of the Quebec City building and land based on certain preliminary offers received from third parties. That evaluation resulted in the determination that the assets held for sale were impaired, and, accordingly, the Company recorded an impairment charge of $735,000 against the assets held for sale.

On March 1, 2008, the Company entered into a definitive purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido® (miltefosine) with Paladin Labs Inc., for an aggregate purchase price of approximately $9,200,000, payable in cash, subject to certain post-closing purchase price adjustments. The transaction, which closed on March 31, 2008, generated net cash proceeds of $8,309,000, resulting in a gain of $775,000.

On June 26, 2008, the Company sold the Quebec City building and land for a gross amount of $7,061,000, payable in cash. The net proceeds received amounted to $6,545,000, resulting in an additional loss on sale of $810,000.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

In connection with the sale of the Quebec City building and land, the Company entered into a long-term lease agreement with the principal tenant of the building.  As part of the agreement, the Company agreed to pay the principal tenant CAN$300,000 (approximately $246,305) as an incentive and service fee.  This fee is included in the additional loss on sale, and the resulting payable is non interest-bearing and is due in bi-annual instalments of CAN$30,000 (approximately $24,630) over the next five years (see also note 15).

7                                         Sale of Cetrotide® royalty stream

In June 2003, the Company had amended certain sections of a license and supply agreement with ARES Trading S.A. (“Merck Serono”) in which the latter was granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization (referred to as the License Agreement).  Under the License Agreement, Merck Serono had agreed to pay certain lump sum payments to the Company each calendar year up to and including December 31, 2010 as well as certain variable royalties through the expiry date of Company’s underlying patent rights.

In November 2008, the Company entered into a purchase and sale agreement (“PSA”) with Cowen Healthcare Royalty Partners L.P. (“Cowen”) relating to the Company’s rights to royalties on future sales of Cetrotide® covered by the License Agreement.

In connection with the PSA, which was effective for royalty determination purposes on October 1, 2008 and finalized in December 2008, the Company received $52,500,000 from Cowen, less certain transaction costs of $1,000,000 that had been advanced by Cowen to certain third-party firms and institutions on the Company’s behalf, resulting in net proceeds of $51,500,000.  Under the terms of the PSA, the Company is entitled to an additional payment of $2,500,000 contingent on 2010 net sales of Cetrotide® reaching a specified level.

Per the PSA, if cetrorelix, the active substance in Cetrotide®, is approved for sale by European regulatory authorities in an indication other than in vitro fertilization, the Company has agreed to make a one-time cash payment to Cowen in an amount ranging from $5,000,000 up to a maximum of $15,000,000.  The amount which may be due to Cowen will be higher in proportion to the timing of the product’s receiving European regulatory approval; that is, the earlier the product receives regulatory approval, the higher the amount payable to Cowen will be.

Also per the PSA, for each calendar quarter in which a royalty rate reduction—defined as the actual reduction by Merck Serono, for any calendar quarter(s), of the rate applied in calculating variable royalties under the License Agreement, to amounts less than pre-established percentages—has occurred or is continuing, the Company will pay Cowen a quarterly make-whole payment in an amount equal to the lesser of (i) the variable royalties in respect of such quarter that would have been received by Cowen if the aforementioned royalty rate reduction had not occurred or been continuing, and (ii) the difference of $15,000,000 less Cowen’s net reduction payments, as defined.

Pursuant to the aforementioned transactions, the Company has certain obligations in the royalty arrangement, including the supply of Cetrotide® to Merck Serono, the payment of royalties to a third party under the License Agreement, overseeing Merck-Serono’s compliance with the License Agreement,

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

cooperation in handling any adverse claims or litigation involving the License Agreement and monitoring and defending any patent or trademark infringement.

The Company has recorded the proceeds, as per the provisions of Issue No. 88-18, “Sales of Future Revenues”, as promulgated by the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) in the United States, as deferred revenues, which are recognizable as royalty revenues over the life of the License Agreement under the “units-of-revenue” method. Under that method, periodic royalty revenues are calculated by multiplying the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to Cowen over the term of the underlying arrangement by the royalty payments due to Cowen for the period.

The Company has and will continue to recognize royalty expenses in each period based on the transaction costs, which have been capitalized as deferred charges in the accompanying balance sheet as of December 31, 2008 (see note 10), in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues.

During the quarter ended December 31, 2008, the Company has recorded approximately $1,355,000 as royalty revenues and $124,000 as royalty expense, which is included in selling, general and administrative expenses in the accompanying consolidated statement of earnings (loss).

8                                         Other receivables

	As at December 31,
	2008	2007
	$	$
Interest	—	272
Grants	—	1,060
Research and development tax credits recoverable	82	252
Commodity taxes	870	453
Other	148	1,007
	1,100	3,044

9                                         Inventory

	As at December 31,
	2008	2007
	$	$

Raw materials	2,367	3,399
Work in progress	682	1,602
Finished goods	336	405
	3,385	5,406

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

For the years ended December 31, 2008, 2007 and 2006, cost of sales, as presented in the accompanying consolidated statements of earnings (loss), almost exclusively represents the amount of inventory recognized as an expense during the year.

In December 2008, the Company wrote down certain inventory items, consisting predominantly of raw materials, to their estimated net realizable values. The adjustment, which amounted to approximately $726,000 (nil in 2007), has been recorded as an additional cost of sales in the accompanying consolidated statement of earnings (loss).

10                                  Deferred charges and other long-term assets

	As at December 31,
	2008	2007
	$	$

Royalty sale transaction expenses (notes 2 and 7)	4,655	—
Deferred charges	929	1,051
Other	375	390
	5,959	1,441

Included in the above deferred charges as at December 31, 2008 is $680,111 of cost related to the filing of a shelf prospectus ($392,000 as at December 31, 2007).

11                                  Property, plant and equipment

	As at December 31,
	2008		2007
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$

Equipment	9,384	4,737	9,379	3,923
Office furniture	1,394	410	1,261	648
Computer equipment	1,071	874	1,174	805
Automotive equipment	—	—	38	36
Leasehold improvements	1,139	285	1,170	150

	12,988	6,306	13,022	5,562
Less:
Accumulated depreciation	6,306		5,562

Net amount	6,682		7,460

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

12                                  Intangible assets

	As at December 31,
	2008		2007
	Cost	Accumulated amortization	Cost	Accumulated depreciation
	$	$	$	$

In-process research and development, patents and trademarks	42,146	18,391	47,758	17,514
Technology and other	767	628	740	593

	42,913	19,019	48,498	18,107

Less: Accumulated amortization	19,019		18,107

Net amount	23,894		30,391

In 2002, the Company granted an exclusive license to Ardana Bioscience Ltd. (“Ardana”) for the development and commercialization of teverelix, a luteinizing hormone-releasing hormone (“LHRH”) antagonist, for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use of teverelix and any other potential LHRH antagonists.

The agreement with Ardana provides, among other things, certain guaranteed payments and additional milestone payments upon successful achievement of a certain level of sales and low single-digit royalties on future worldwide net sales.

In June 2008, Ardana communicated that it was entering into voluntary administration, and, consequently, clinical studies and future development efforts were suspended. Additional correspondence was received in January 2009 from Ardana’s appointed administrators, providing further evidence that future cash flows are no longer likely to be received by the Company in connection with the aforementioned license agreement, on which the recoverability of teverelix exclusively depends.

Given these facts, the Company has determined that teverelix was impaired, and consequently, an impairment charge to amortize the full remaining carrying value of the intangible asset, or approximately $2,362,000, was recorded in the accompanying consolidated statement of earnings (loss), and the asset was written off. Additionally, the remaining balance of deferred revenues, amounting to approximately $1,047,000, was fully recognized in the accompanying consolidated statement of earnings (loss).

Amortization expense for intangible assets in each of the next five fiscal years will amount to approximately $2,808,040 in 2009, and $2,780,430 in 2010, 2011, 2012 and 2013.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

13                                  Goodwill

The change in the carrying value is as follows:

	Continuing operations	Discontinued operations
	$	$

Balance as at December 31, 2006	9,509	1,239

Impact of foreign exchange rate changes	983	212
Reduction and impairment of goodwill related to disposal of Echelon (note 5)	—	(1,451)

Balance as at December 31, 2007	10,492	—

Impact of foreign exchange rate changes	(409)	—

Balance as at December 31, 2008	10,083	—

14                                  Accounts payable and accrued liabilities

	As at December 31,
	2008	2007
	$	$

Trade payables	10,256	11,404
Salaries and employee benefits	899	1,628
Other accrued liabilities	2,535	3,052

	13,690	16,084

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

15                                  Long-term debt and payable

	As at December 31,
	2008	2007
	$	$
Loan from the federal and provincial governments, nominal value of CAN$800 discounted at an effective rate of 8.43% (nil in 2008 and CAN$769 in 2007) non-interest bearing, payable in five annual equal and consecutive instalments since July 2004.	—	775
Long-term payable (note 6)	221	—
	221	775
Less: Current portion	49	775

	172	—

16                                  Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

The following table provides a reconciliation of the changes in the plans’ accrued benefits obligations:

	Pension benefit plans			Other benefit plans
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$

Obligation – Beginning of year	8,390	7,547	6,932	794	620	523

Current service cost	216	352	293	47	29	39
Interest cost	473	269	293	44	52	22
Actuarial loss (gain)	544	(490)	(674)	230	104	53
Benefits paid	(89)	(70)	(64)	(163)	(81)	(70)
Effect of foreign currency exchange rate changes	(357)	782	767	(37)	70	53

Obligation – End of year	9,177	8,390	7,547	915	794	620

Expenses (recovery) recognized	1,233	131	(88)	321	185	114

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The significant actuarial assumptions adopted to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	2008	2007	2006	2008	2007	2006
	%	%	%	%	%	%

Actuarial assumptions

Discount rate for expenses	5.60	4.50	4.00	5.60	4.50	4.00
Discount rate for liabilities	5.60	5.70	4.50	5.60	5.70	4.50
Pension benefits increase	2.00	2.00	1.25	2.00	2.00	1.25
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75 to 3.75	2.75	2.75	2.75

The last actuarial reports give effect to the pension and postemployment benefit obligations as at December 31, 2008. The next actuarial reports are planned for December 2009.

In accordance with the assumptions used as at December 31, 2008, the benefits expected to be paid in each of the next five fiscal years will amount to $278,391 in 2009, $283,490 in 2010, $322,858 in 2011, $453,659 in 2012 and $477,081 in 2013. Furthermore, total benefits amounting to $2,724,020 are expected to be paid from 2014 to 2018.

Cash required in the next year to fund the plans will approximate the amount of expected benefits.

Defined contribution plans

Total expenses for defined contribution pension plans amounted to $344,237 in 2008 ($285,824 in 2007 and $263,810 in 2006).

The Company sponsors a matching defined benefit plan in its Canadian headquarters. Under this plan, the Company may contribute amounts equal to a percentage of employee contributions to the plan. During the year ended December 31, 2008, matching contributions to the plan totalled $67,184. For the years ended December 31, 2007 and 2006, the Company did not record any contributions.

The Company also sponsors a 401K plan in its US subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contributions. During the year ended December 31, 2008, matching contributions to the plan amounted to $69,155. During the years ended December 31, 2007 and 2006, the Company did not record any contributions.

Total cash payments for employee future benefits in 2008, consisting of cash contributed by the Company to its defined contribution plans as well as direct payments to retired employees, amount to $595,638 ($436,696 in 2007 and $398,340 in 2006).

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

17                                  Share capital

(a)          Authorized

Unlimited number of shares of the following classes:

Common, voting and participating, one vote per share, no par value Preferred, first and second ranking, issuable in series, with rights and privileges specific to each class.

(b)         Common share issues

Pursuant to the exercise of stock options, the Company issued, during fiscal 2007, 18,000 common shares for total proceeds of $33,200. Consequently, stock-based compensation costs of $26,000 relating to those exercised options have been reclassified from other capital to share capital.

On February 14 and 17, 2006, the Solidarity Fund QFL (the “Fund”) and SGF Santé inc. (“SGF”), respectively, exercised early their right to convert the entirety of their convertible term loans in the principal amount of CAN$12,500,000 each that they had extended to the Company in April 2003 and that were to mature on March 31, 2006. In accordance with the terms of the convertible term loans and additional arrangements between the Company, the Fund and SGF, Æterna Zentaris issued to each of the loan holders 3,477,544 of its common shares upon conversion of their loans, representing the principal and interest due to the stated maturity date under the loans, based on the conversion price that had been agreed upon in the loan agreements.

For accounting purposes, the convertible term loans are separated between debt and equity, the equity portion representing the value of the holders’ conversion options. As a consequence of this transaction, the Company recorded a loss on settlement of long-term debt amounting to $599,190, representing an inducement to the original terms of the loan agreements. An amount of $280,000 was recorded in the statement of deficit, and the remainder was charged to expense in the statement of earnings (loss) and was included in the accretion on convertible term loans in the statement of cash flows.

(c)          Shareholder right plan

On March 29, 2004, the Company adopted a shareholder right plan (the “Rights Plan”). The continuation of the Rights Plan and its amendments and restatement has been approved by the Board of Directors on March 5, 2007. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including related parties, acquires or announces his/her or its intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such, shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

(d)         Company’s stock option plan

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan, as per a resolution approved by the Company’s Board of Directors on March 4, 2008, cannot exceed eleven point four percent (11.4%) of the total number of issued and outstanding common shares at any given time.

On June 26, 2008, the Toronto Stock Exchange accepted a stock option pool totalling 6,063,371. In 2008, 735,000 options were granted in Canadian dollars, and no options were granted in US dollars. Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. The following table summarizes the stock option activity under the Stock Option Plan:

Canadian dollar denominated awards

	Years ended December 31,
	2008		2007		2006
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance – Beginning of year (*)	4,136,092	3.83	3,490,092	4.00	3,843,592	6.16
Granted	735,000	0.59	815,000	3.24	45,000	6.41
Exercised	—	—	(18,000)	1.96	(22,000)	3.98
Forfeited	(165,000)	3.41	(151,000)	4.93	(30,500)	6.21
Expired	(215,333)	4.51	—	—	(346,000)	7.68

Balance – End of year	4,490,759	3.28	4,136,092	3.83	3,490,092	6.02

Options exercisable – End of year	3,462,441	3.91	3,300,593	4.02	2,736,099	5.88

(*)                     Following the one-time distribution of the Company’s remaining interest in Atrium on January 2, 2007 and as contemplated under the Stock Option Plan (see note 4), the Board of Directors of the Company approved an equitable adjustment to all unexercised options outstanding pursuant to the Stock Option Plan. The adjustment was a reduction in the exercise price of all outstanding stock options of CAN$2.02 per common share.  Furthermore, in 2007 the Board of Directors approved the extension of the option period from 1 month to 3 years on 875,000 options in connection with the departure of executive members.

The total intrinsic value for stock options exercised in 2006 and 2007 was CAN$68,959 and CAN$24,040, respectively. There is no tax benefit realized by the Company, since the compensation cost related to stock options is not deductible for income tax purposes.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The following tables summarize the stock options outstanding and exercisable as at December 31, 2008:

	Options outstanding
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 1.70	735,000	9.91	0.59	12
1.71 to 2.40	1,018,093	6.03	1.77	—
2.41 to 3.60	863,500	5.25	3.22	—
3.61 to 5.00	790,333	5.04	4.09	—
5.01 to 8.88	1,083,333	4.77	5.99	—

	4,490,759	6.04	3.28	12

	Options currently exercisable
Exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Global intrinsic value (CAN$)

0.55 to 1.70	—	—	—
1.71 to 2.40	808,100	1.75	—
2.41 to 3.60	863,500	3.22	—
3.61 to 5.00	707,008	4.02	—
5.01 to 8.88	1,083,833	5.99	—

	3,462,441	3.91	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

US dollar denominated awards

	Years ended December 31,
	2008		2007		2006
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance – Beginning of year	870,000	2.79	—	—	—	—
Granted	—	—	870,000	2.79	—	—
Forfeited	(556,666)	2.80	—	—	—	—
Balance – End of year	313,334	2.76	870,000	2.79	—	—

Options exercisable – End of year	176,669	3.08	—	—	—	—

	Options outstanding
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Global intrinsic value

1.68 to 1.87	135,000	8.93	1.82	—
1.88 to 3.96	178,334	8.34	3.48	—

	313,334	8.59	2.76	—

	Options currently exercisable
Exercise price (US$)	Number	Weighted average exercise price (US$)	Global intrinsic value

1.68 to 1.87	45,001	1.82	—
1.88 to 3.96	131,668	3.52	—

	176,669	3.08	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

As at December 31, 2008, the total compensation cost related to nonvested stock options not yet recognized amounted to $347,390 ($1,366,409 in 2007). This amount is expected to be recognized over a weighted average period of 1.56 years (1.88 years in 2007).

The Company settles stock options exercised through the issuance of common shares from treasury.

The factors considered in developing the assumptions used in the Black-Scholes option pricing model are the following:

(a)          The risk-free interest rate is based on Canadian Government Bond constant maturity interest rate whose term is consistent with the expected life of the stock options.

(b)         The historical volatility of the Company’s stock price as well as future expectations are used to establish the expected stock price volatility.

(c)          The Company estimates the expected life of stock options based upon employee’s historical data related to the exercise of stock options and post-vesting employment terminations.

Assumptions used in determining stock-based compensation costs

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years ended December 31,
	2008	2007	2006

Dividend yield	Nil	Nil	Nil
Expected volatility	60.0%	57.2%	58.1%
Risk-free interest rate	1.98%	3.88%	4.06%
Expected life (years)	3.04	4.62	5.77
Weighted average grant date fair value	CAN$0.25	US$1.93 and CAN$2.25	CAN$3.67

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

18                                  Statements of cash flows

	Years ended December 31,
	2008	2007	2006
	$	$	$
Changes in operating assets and liabilities:
Accounts receivable	4,353	1,371	2,686
Inventory	1,171	148	650
Prepaid expenses and other current assets	(55)	(708)	263
Deferred charges and other long-term assets	(4,689)	—	(991)
Accounts payable and accrued liabilities	(1,089)	5,340	1,848
Income taxes	775	(1,250)	(5,260)
Deferred revenues	58,058	644	1,883

	58,524	5,545	1,079

	Years ended December 31,
	2008	2007	2006
	$	$	$
Additional information
Interest paid
From continuing operations	29	—	4
From discontinued operations	—	9	7,784
Income taxes paid (recovered)
From continuing operations	293	(937)	5,756
From discontinued operations	—	7	8,698

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

19                                  Income taxes

The reconciliation of the combined Canadian federal and Quebec provincial income tax rate to the income tax (expense) recovery from continuing operations is as follows:

	Years ended December 31,
	2008	2007	2006

Combined federal and provincial statutory income tax rate	30.90%	32.02%	32.02%

	$	$	$
Income tax recovery based on statutory income tax rate	18,120	10,886	6,872
Change in valuation allowance	(17,554)	(6,963)	22,644
Minimum tax attributable to German subsidiary	(1,175)	—	—
Accretion on convertible term loans	—	—	(258)
Stock-based compensation costs	(112)	(635)	(679)
Difference in statutory income tax rate of foreign subsidiaries	576	(16)	994
Permanent difference attributable to unrealized foreign exchange gain	494	—	—
Change in enacted rates used	(985)	(1,345)	2,428
Tax loss consolidation strategy	—	—	(2,376)
Other	(539)	34	(588)

	(1,175)	1,961	29,037

Loss before income taxes

The loss before income taxes from continuing operations is allocated as follows:

	Years ended December 31,
	2008	2007	2006
	$	$	$

Canada	(5,103)	(10,556)	(10,436)
Germany	(52,730)	(23,276)	(11,024)
United States	(809)	(166)	—

	(58,642)	(33,998)	(21,460)

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

	Years ended December 31,
	2008	2007	2006
	$	$	$

Income tax recovery (expense) is represented by:
Current	(1,175)	93	(123)
Future	—	1,868	29,160

	(1,175)	1,961	29,037

Current:
Foreign	(1,175)	93	(123)

Future:
Domestic	—	(284)	25,036
Foreign	—	2,152	4,124

	—	1,868	29,160

	(1,175)	1,961	29,037

Foreign operations are predominantly in Germany.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,
	2008	2007
	$	$
Future income tax assets
Current
Deferred revenues	2,459	1,738
Inventory	526	658

	2,985	2,396

Long-term
Research and development costs	8,961	12,119
Share issue expenses	129	91
Operating losses carried forward	15,543	17,145
Property, plant and equipment	576	1,973
Intangible assets and goodwill	10,817	206
Employee future benefits	747	648
Deferred revenues	—	1,211
Other	—	144

	36,773	33,537

Valuation allowance	(36,581)	(23,289)

	192	10,248

	3,177	12,644

Future income tax liabilities
Long-term
Accounts receivable	65	48
Property, plant and equipment	330	190
Deferred charges and other long-term assets	1,566	2,434
Intangible assets	—	9,376
Deferred revenues	528	—
Investment tax credits	—	573
Other	688	23

	3,177	12,644

Future income tax assets (liabilities), net	—	—

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

As at December 31, 2008, the Company has estimated non-refundable research and development tax credits of $5,741,778 which can be carried forward to reduce Canadian federal income taxes payable and expire from 2011 to 2028. No tax benefit has been accounted for in connection with those credits.

As at December 31, 2008, the Company had available operating losses in Canada. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada
	Federal	Provincial
	$	$

2010	6,337	—
2014	7,977	—
2015	5,645	26
2028	11,516	9,520

	31,475	9,546

Furthermore, the Company has available operating losses in Germany amounting to approximately $33,304,000, for which there is no expiry date, as well as in the United States, totalling $791,163 and expiring as follows:

United States
$

2027	175
2028	616

791

The carryforwards and the tax credits claimed could be subjected to a review and a possible adjustment by tax authorities.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

20                                  Segment information for continuing operations

Subsequent to the divestiture of Atrium in 2006, the Company operates in one single operating segment, being the biopharmaceutical segment.

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years ended December 31,
	2008	2007	2006
	$	$	$

Canada	333	400	25
United States	2,987	5,911	4,094
Europe
Switzerland	22,770	23,316	20,681
United Kingdom	3,823	5,343	5,257
Netherlands	2,158	2,031	1,748
Other	874	70	809
Japan	4,029	1,862	6,114
Other	1,504	3,135	71

	38,478	42,068	38,799

Revenues have been allocated to geographic regions based on the country of residence of the related customers.

Customers who represent more than 10% of revenues are as follows:

	Years ended December 31,
	2008	2007	2006
	%	%	%

Customer 1	66	59	52
Customer 2	10	13	13

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The following table presents revenues by source:

	Years ended December 31,
	2008	2007	2006
	$	$	$

Revenues
Sales and royalties	29,462	28,825	25,123
License fees	8,504	12,843	13,652
Other	512	400	24

	38,478	42,068	38,799

Long-lived assets by geographic region are detailed as follows:

	As at December 31,
	2008	2007
	$	$

Canada	110	7,643
United States	615	841
Germany	39,934	53,858

	40,659	62,342

Long-lived assets consist of property, plant and equipment, long-lived assets held for sale (2007 only), intangible assets and goodwill.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

21                                  Earnings (loss) per share

The information utilized in the computation of net earnings (loss) per share, as presented in the accompanying consolidated statements of earnings (loss), is as follows:

	Years ended December 31,
	2008	2006	2007
	$	$	$

Net earnings (loss) from continuing operations	(59,817)	(32,037)	7,577

Net earnings (loss) from discontinued operations	—	(259)	25,813

Impact of assumed conversion of dilutive stock options of Atrium	—	—	(754)

Net earnings (loss) from discontinued operations, adjusted for dilution effects	—	(259)	25,059

Net earnings (loss) adjusted for dilution effects	(59,817)	(32,296)	32,636

Basic weighted average number of shares outstanding	53,187,470	53,182,803	52,099,290

Dilutive effect of stock options	18,315	500,171	449,970

Diluted weighted average number of shares outstanding	53,205,785	53,682,974	52,549,260

Items excluded from the calculation of diluted net earnings (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	4,069,093	3,164,499	1,893,539
Common shares which would have been issued following the conversion of the convertible term loans	—	—	776,237

For the years ended December 31, 2008 and 2007, the diluted amounts per share were the same amounts as the basic amounts per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amounts per share for those years were calculated using the basic weighted average number of shares outstanding.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

22           Related party transactions

	Years ended December 31,
	2008	2007	2006
	$	$	$

Administrative revenues	Nil	Nil	35
Lease revenues	Nil	Nil	304
Subcontracting revenues and sales of raw materials	Nil	Nil	66
Subcontracting expenses	Nil	Nil	44
Patent acquired from a senior officer	Nil	Nil	175

On December 15, 2006, the Company’s shareholders approved a reduction in the stated capital of the Company in an amount equal to the fair market value of its remaining interest in Atrium for the purpose of effecting a special distribution in kind of all 11,052,996 Subordinate Voting Shares of Atrium held by the Company. This transaction was completed on January 2, 2007, thus eliminating the related party relationship.

These above transactions in 2006 with our former subsidiary Atrium and a senior officer were in the normal course of operations. They were measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties. The price of the shares issued for the acquisition of the patent was based on the closing trading price of the Company’s shares on February 28, 2006, being the day before the signing of the agreement.

The transactions with Atrium include amounts that occurred before October 18, 2006 and that were previously eliminated from the consolidated financial statements but continue to occur after the disposal.

23           Capital disclosures

The Company’s objective in managing capital composed of shareholders’ equity is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans. More recently, however, the Company has tried to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets and future rights to royalties, investment tax credits and grants, interest income, licensing, service and royalties.

During 2008, the Company fulfilled its obligation on the loan from the federal and provincial governments with a nominal value of CAN$800,000, as discussed in note 15.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The capital management objective of the Company remains the same as that of previous years.  The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate, cetrorelix, in Phase 3 for BPH. The Statements of Changes in Shareholders’ Equity describe the activity impacting the Company’s capital.

The Company is not subject to any capital requirements imposed by any regulators or any other external source.

24           Financial instruments and financial risk management

Short-term investments

The Company’s short-term investments as at December 31, 2008 and 2007 were comprised of the following:

	As at December 31,
	2008	2007
	$	$

Discount notes bearing interest at an annual rate of 2.06% in 2008 and at effective annual rates ranging from 3.94% to 4.23% in 2007. The 2008 balances will mature in December 2009, and the 2007 balances matured on different dates from May to December 2008.	493	5,178

Bonds, bearing interest at effective annual rates ranging from 2.81% to 4.43% in 2007, maturing on different dates from January to November 2008.	—	25,937

	493	31,115

Short-term investments totalled CAN$601,766 in 2008 and CAN$30,844,365 in 2007.

Fair value

Cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. While the Company had no long-term debt as at December 31, 2008, the approximate fair value of long-term debt as at December 31, 2007 was $775,000. The fair value of long-term debt was established by discounting the future cash flows at an interest rate corresponding to that which the Company would currently be able to obtain for loans with similar maturity dates and terms.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Financial risk management

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks, are presented below.

(a)                   Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company regularly monitors its credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable.  Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds and notes issued by high-credit quality corporations and institutions.  Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

(b)                   Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations.  Fluctuations in the US dollar (“US$”), Canadian dollar (“CAN$”) and the Euro (“EUR”) exchange rates could have a potentially significant impact on the Company’s results of operations.  The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of CAN$) and +5%
(appreciation of CAN$) against the EUR, from a period-end rate of EUR1 = CAN$1.7046.

•                  Foreign exchange rate variation of -5% (depreciation of US$) and +5%
(appreciation of US$) against the EUR. From a period-end rate of EUR1 = US$1.3995.

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at December 31, 2008 would be as follows:

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Parent location using CAN$ as functional currency

		Transactions denominated
	Carrying	in EUR
	amount	-5%	+5%
	$	$	$
Assets

Advance to German subsidiary (1)	7,889	(394)	394
Accounts receivable from German subsidiary (2)	6,271	(314)	314
Total impact on consolidated net loss - (increase)/decrease		(708)	708

(1)          Æterna Zentaris’ parent company, located in Canada, has an advance due from its German subsidiary of EUR5,637,246 (CAN$9,609,250, using a period-end exchange rate 1 EUR = CAN$1.7046, and US$7,889,326, using a period-end exchange rate 1 EUR = US$1.3995), which is eliminated in the consolidated balance sheet.  A foreign exchange gain/loss is periodically recorded in the consolidated statement of earnings (loss), since this advance has not been considered to be part of a net investment in a self-sustaining subsidiary.

(2)          Accounts receivable, due in the ordinary course of business, amount to EUR4,480,959 (or CAN$7,638,243, or US$6,271,102).

Subsidiary location using EUR as functional currency

	Carrying	Transactions denominated in US$
	amount	-5%	+5%
	$	$	$
Liabilities
Accounts payable due to affiliate (1)	9,989	499	(499)
Trade accounts payable	1,451	73	(73)
Total impact on consolidated net loss - (increase)/decrease		572	(572)

(1)          Æterna Zentaris’ German subsidiary has accounts payable, due in the ordinary course of business, to its US-based affiliate of US$9,989,076 (EUR7,137,603). Effective on January 1, 2009, due to a change in economic facts and circumstances arising in the first quarter of 2009, the parent company, as well as its US subsidiary, will change its functional currency from the Canadian dollar to the euro. Such change will be reported prospectively.

(c)       Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 23. The Company also manages liquidity risk by continuously monitoring

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

actual and projected cash flow. The Board of Directors reviews and approves the Company’s operating and capital budgets, and reviews any material transactions outside of the normal course of business.

The Company’s investment policy ensures the safety and preservation of its principal, as outlined in section (a) above, to ensure the Company’s liquidity needs are met.

(d)                   Financial liabilities as at December 31, 2008

	Carrying Amount	2009	2010-2011	After 2011
	$	$	$	$
Accounts payable and accrued liabilities	13,690	13,690	—	—
Long-term payable	221	49	98	74
	13,911	13,739	98	74

25                                  Commitments, contingencies and guarantee

In addition to the long-term payable discussed in notes 6 and 15, the Company is committed to various operating leases for its premises plus service and manufacturing contracts, as follows:

Year	Minimum Lease Commitments	Service & Manufacturing Commitments	Total Commitments
	$	$	$
2009	2,191	15,743	17,934
2010	2,117	3,129	5,246
2011	2,124	845	2,969
2012	2,131	811	2,942
2013	372	—	372
Thereafter	1,431	—	1,431
Total	10,366	20,528	30,894

As discussed in note 7, in connection with the PSA entered into with Cowen, the Company has agreed to make a one-time cash payment to Cowen in the event that cetrorelix is approved for sale by European regulatory authorities in an indication other than in vitro fertilization. Such a payment, which is not probable or reasonably estimable as at December 31, 2008, could range from $5,000,000 to a maximum of $15,000,000. Also as discussed in note 7, the Company could also be required to pay Cowen a quarterly make-whole payment.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Rent expense for operating leases, which may have escalating rentals over the term of the lease, are recorded on a straight-line basis over the term of the lease. The rent expense under the operating leases for the periods ended December 31, 2008, 2007 and 2006 was $1,700,647, $1,937,000 and $1,878,000, respectively.

In October 2004, the Company entered into a $2,500,000 (€1,750,000) bank guarantee in favour of one of its landlords in Germany with respect to the Company’s lease obligation. This guarantee will expire in 2009 and is expected to be renewed at that time.

In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of its landlord in the United States with respect to the Company’s long-term lease obligation. This letter of credit, which would be drawn down and payable by the Company in the event the Company fails to perform any of its obligations under the lease agreement, will expire in August 2009 and will be renewed at or before that time.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings mainly related to contract terminations, employee lay-offs and other employee-related matters. As at December 31, 2008, there are no known or anticipated contingencies or disputes pending against the company.

26                                  Subsequent event

On March 5, 2009, the Company entered into a development, commercialization and license agreement with sanofi-aventis for the development, registration and marketing of cetrorelix in BPH for the United States market. Under the terms of the agreement, sanofi-aventis will make an initial upfront payment to the Company of $30,000,000. Also per the agreement, the Company will be entitled to receive a total of $135,000,000 in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product in that territory.

27                                  Summary of differences between generally accepted accounting principles in Canada and in the United States

As a company listed on the NASDAQ Global Market, the Company is required to reconcile its financial statements for significant measurement differences between Canadian GAAP and US GAAP. Furthermore, additional significant disclosures required under US GAAP and Regulation S-X of the Securities and Exchange Commission in the United States (“SEC”) are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and US GAAP, as well as other significant disclosures required under US GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The following summary sets out the material adjustments to the Company’s reported net earnings (loss), net earnings (loss) per share and shareholders’ equity that would be made to conform with US GAAP:

Consolidated Statements of Earnings (Loss)

		Years ended December 31,
		2008	2007	2006
		$	$	$

Net earnings (loss) for the year under Canadian GAAP		(59,817)	(32,296)	33,390
Amortization of in-process research and development	(a)	3,747	1,546	2,348
Accretion on convertible term loans	(b)	—	—	502
Loss on conversion of convertible term loans	(b)	—	—	(280)
Deferred taxes	(c)	—	(5,430)	(959)
Reclassification adjustment related to the sale of Echelon	(d)	—	(754)	—
Other		—	—	(10)
Income tax effects of the above adjustments		—	(494)	(729)

Net earnings (loss) for the year under US GAAP		(56,070)	(37,428)	34,262

Out of which:

Net earnings (loss) from continuing operations		(56,070)	(36,415)	8,449
Net earnings (loss) from discontinued operations		—	(1,013)	25,813

Basic net earnings (loss) per share		(1.05)	(0.70)	0.66
From continuing operations		(1.05)	(0.68)	0.16
From discontinued operations		—	(0.02)	0.50

Diluted net earnings (loss) per share		(1.05)	(0.70)	0.65
From continuing operations		(1.05)	(0.68)	0.16
From discontinued operations		—	(0.02)	0.49

Weighted average number of shares (note 21) under US GAAP
Basic		53,187,470	53,182,803	52,099,290

Diluted		53,187,470	53,182,803	52,549,260

For the years ended December 31, 2008 and 2007, the diluted amounts per share were the same amounts as the basic amounts per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amounts per share for those years were calculated using the basic weighted average number of shares outstanding.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

		Years ended December 31,
		2008	2007
		$	$

Shareholders’ equity in accordance with Canadian GAAP		21,475	88,591
In-process research and development	(a)	(8,341)	(14,181)

Shareholders’ equity in accordance with US GAAP		13,134	74,410

Statements of cash flows

For the years ended December 31, 2008, 2007 and 2006, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

(a)                      Research and development costs

Under US GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. The balances presented as at December 31, 2007 include intangible assets held for sale.

(b)                      Convertible term loans

Under Canadian GAAP, proceeds from the issuance of convertible term loans are allocated among long-term convertible term loans and shareholders’ equity, resulting in a debt discount that is amortized to expense over the term of the loans. The financing costs related to those loans have been allocated on a pro-rata basis between deferred charges and other capital. Under US GAAP, those costs are all included in deferred charges and amortized over the term of the loans, and convertible term loans are considered as long-term debt. Furthermore, under US GAAP, the entire incremental consideration to induce conversion is recorded in earnings.

(c)                      Deferred income taxes

This adjustment reflects differences related to the accounting for valuation allowance for US GAAP purposes that arise from timing differences.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

(d)                      Cumulative translation adjustment related to the sale of Echelon

Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment is recognized in income when there has been a reduction of a net investment in a foreign operation. Under US GAAP, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation of a net investment in a foreign operation being the substantial or complete liquidation of the Company.

(e)                      New accounting standards and pronouncements

i)                Adopted in 2008

FASB Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but, rather, eliminates inconsistencies in guidance found in various prior accounting pronouncements.  In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company has adopted this statement as of January 1, 2008, and there has been is no significant impact on the Company’s consolidated financial statements as a result of such adoption.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS 159”)

On February 15, 2007, the FASB issued SFAS 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option.  However, the amendment to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The Company has adopted this statement as of January 1, 2008 and has not elected to use the fair value option. Accordingly, there has not been any impact as a result of adopting SFAS 159.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

EITF Issue No. 07-3, “Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities” (“EITF 07-3”)

EITF 07-3, issued in June 2007, provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed.  EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007.  The Company adopted the provisions of EITF 07-3 on January 1, 2008, and there has been no impact on the Company’s consolidated financial statements as a result of adopting this guidance.

ii)            Future Accounting Changes

EITF Issue No. 07-1, “Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-01”)

The EITF has issued guidance for accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products.  The EITF defines a collaborative arrangement as a contractual arrangement that involves a joint operating activity.  These arrangements involve two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity.  A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement.  The EITF concluded that revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal participant in the arrangement.  The EITF ratified EITF 07-1 in December 2007, and it will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Company is currently assessing the impact on the presentation of revenues and costs within the Company’s consolidated financial statements.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — Including an amendment of FASB Statement No. 133 (“SFAS 161”)

In March 2008, the FASB issued SFAS No. 161, which amends and expands the disclosure requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and other related literature. SFAS 161 is effective for financial statements issued for periods beginning after November 15, 2008, with early application encouraged.  The Company believes that the updated disclosures will not have a material impact on its consolidated financial statements.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141R”)

In December 2007, the FASB issued SFAS No. 141R, which is a revision of previously existing guidance on accounting for business combinations.  SFAS 141R retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS 141R for any business combinations entered into, where applicable, on or after January 1, 2009.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB. No. 51

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS 160 is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS 160 for any business combinations entered into, where applicable, on or after January 1, 2009.

SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”)

In May 2008, the FASB issued SFAS 162, which is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for non-governmental entities.  The guidance in SFAS 162 replaces that which is prescribed by the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for Nongovernmental Entities”. SFAS 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board’s (“PCAOB”) amendment to the AICPA’s Professional Standards, vol. 1, AU sec. 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 162 will have on its consolidated financial statements.

FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”)

On April 25, 2008, the FASB issued FSP FAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).  The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and as per other US GAAP guidance.  FSP FAS 142-3 is effective for financial years beginning after December 15, 2008 and interim periods within those

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

fiscal years, and early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date.  The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact of adoption of FSP FAS 142-3 will have on its consolidated financial statements.

(f)                        Other disclosures

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the consolidated statements of earnings (loss). Under US GAAP, tax credits that reduce current income taxes payable are recorded in income taxes. These tax credits amounted to $nil in 2008, $1,862,000 in 2007 and $1,684,000 in 2006. This accounting difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

Furthermore, under US GAAP, the future income tax assets related to the unrecognized tax credits totalled $5,742,000 in 2008 and $7,004,000 in 2007. However, a valuation allowance corresponding to the same amounts has been accounted for in 2008 and 2007.

Long-lived assets

Under US GAAP, long-lived assets by geographic region only consist of property, plant and equipment which are detailed as follows:

	As at December 31,
	2008	2007
	$	$

Canada	99	7,631
Germany	5,968	6,436
United States	615	838

	6,682	14,905

Available-for-sale securities

The Company uses the specific identification method in order to reclassify the gains or losses realized out of accumulated other comprehensive income into the statement of earnings (loss).

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

The gross realized gains and gross realized losses included in the statement of earnings (loss), the unrealized holding gain or loss on available-for-sale securities as well as the amount of gains and losses reclassified out of accumulated other comprehensive income into the statement of earnings (loss) are as follows:

	For the years ended December 31,
	2008	2007	2006
	$	$	$

Gross realized gains	3	—	410
Gross realized losses	10	67	21
Unrealized gains	—	—	126
Unrealized losses	—	42	67
Gains reclassified	—	53	390
Losses reclassified	—	30	78

As at December 31, 2008, available-for-sale securities were composed of short-term notes totalling approximately $493,000, as discussed in note 24. The fair value of short-term notes is based on Level 1 information, as required by SFAS 157.

Research and collaboration agreements

As part of Æterna Zentaris’ strategy to enhance its development capabilities and to partially fund capital requirements, the Company has entered into research and development collaboration agreements with several pharmaceutical companies. Pursuant to these collaboration arrangements, the Company oftentimes receives upfront payments, license fees and milestone payments and has the potential to receive royalty payments in the future. Upfront payments are typically non-refundable, received upon the signature of an agreement, or shortly thereafter, and are amortized over the estimated corresponding research and development period. License fees typically are contractually obligated payments that the Company receives and uses to fund research and development activities over the term of collaboration and include milestone payments, as well as contract services. Milestone payments are contingent payments that are made upon the achievement of specified milestones, such as at the time of selection of candidates for drug development, the commencement or termination of clinical trials or the receipt of regulatory approvals and achievement of a certain level of sales. If drugs are successfully developed and commercialized as a result of collaboration agreements, the Company will receive royalty payments based upon net sales of those drugs developed under the collaboration. Finally, contract service fees relate to research and development activities performed by the Company on behalf of the counterparty to the related arrangement and for which the Company has the right to receive compensation.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Ardana

In 2002, the Company entered into a license and collaboration agreement with Ardana, a subsidiary of Ardana plc. Ardana was granted an exclusive worldwide license to develop and commercialize a growth hormone secretagogue (“EP-1572”). Ardana has undertaken, at its own cost, all activities necessary to obtain regulatory and marketing approvals for the substance. In return, the Company had received approximately $1,700,000 as an upfront payment upon signing of the agreement. The Company has been eligible to receive payments of up to an aggregate of approximately $9,200,000 upon Ardana’s successful achievement of clinical development and regulatory milestones, in addition to low double-digit royalties on future net worldwide net sales of EP-1572.

Revenues recognized under this agreement with Ardana for the years ended December 31, 2008, 2007 and 2006 were approximately $197,000, $3,000,000 and $1,500,000, respectively.

No corresponding research and development costs were incurred by the Company under the agreement for any of the three years ended December 31, 2008.

In 2002, the Company granted an exclusive license to Ardana for the development and commercialization of teverelix, a LHRH antagonist, for all therapeutic uses worldwide with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and was assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use of teverelix and any other potential LHRH antagonists.

The Company received approximately $3,200,000 in 2002 and approximately $6,100,000 in 2004 as an upfront payment upon signature of the agreement and upon the assignment of the substance, respectively. The agreement provided, among other things, approximately $9,200,000 of guaranteed payments through December 2006, approximately $19,800,000 upon successful achievement of a certain level of sales and low single-digit royalties on future worldwide net sales.

Revenues recognized under this agreement with Ardana for the years ended December 31, 2008, 2007 and 2006 were approximately $3,621,000, $3,500,000 and $3,600,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2008, 2007 and 2006 were approximately $61,000, $100,000 and $300,000, respectively.

As discussed in note 12, in June 2008, Ardana communicated that it was entering into voluntary administration, and, consequently, clinical studies and future development efforts were suspended.  Additional correspondence was received by the Company in January 2009 from Ardana’s appointed administrators, providing further evidence that future cash flows associated with the aforementioned license and collaboration arrangements are no longer likely to be received.  As such, management does not expect to generate any revenues in the foreseeable future under either of the aforementioned agreements from Ardana.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Keryx Biopharmaceuticals, Inc.

The Company is party to a license and collaboration agreement with Keryx Biopharmaceuticals, Inc. (“Keryx”). Per this agreement, Keryx undertakes, at its own cost, all clinical activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides, among other things, availability of data generated by both parties free of charge. In September 2002, the company received an upfront payment of approximately $500,000 and is eligible to receive payments of up to an aggregate of $18,300,000 upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico.

Revenues recognized under the agreement with Keryx for the years ended December 31, 2008, 2007 and 2006 were approximately $410,000, $1,700,000 and $700,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2008, 2007 and 2006 were approximately $448,000, $900,000 and $900,000, respectively.

Nippon Kayaku Co. Ltd.

In 2006, the Company entered into a licensing and collaboration agreement with Nippon Kayaku Co. Ltd. (“Nippon Kayaku”). Under the terms of the agreement, Nippon Kayaku was granted an exclusive license to develop and market ozarelix, a LHRH antagonist, for all potential oncological indications in Japan. In return, the Company received approximately $1,900,000 as an upfront payment upon signature. The agreement provides, among other things, availability of data generated by both parties free of charge. The Company is entitled to receive payments of up to an aggregate of approximately $23,800,000 upon Nippon Kayaku’s successful achievement of clinical development, regulatory milestones and a certain level of sales, in addition to low double-digit royalties on potential net sales. In turn, as indicated below regarding the Spectrum Pharmaceuticals, Inc. (“Spectrum”) agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement for the years ended December 31, 2008, 2007 and 2006 were approximately $445,000, $500,000 and $200,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2008, 2007 and 2006 were $nil, approximately $100,000 and $100,000, respectively.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Shionogi and Co.

In 1995, the Company entered into a research and collaboration agreement with Shionogi and Co. (“Shionogi”). The Company granted Shionogi a license to develop, use, commercialize and manufacture cetrorelix, an LHRH antagonist, in Japan and for all human indications. Under the agreement, Shionogi is responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $1,400,000 as an upfront payment and was eligible to receive milestone payments of up to an aggregate of approximately $7,100,000 upon Shionogi’s successful achievement of clinical development and regulatory milestones. To date, the Company has received approximately $5,800,000 of these milestone payments. Since the development of cetrorelix is completed in in vitro fertilization (“IVF”), Control Ovarian Stimulation (“COS”) and Assisted Reproductive Technology (“ART”) in Japan, the Company does not expect to receive any additional milestone payments.

In addition, upon commercialization of cetrorelix in BPH, the Company will be entitled to a manufacturing margin.

Revenues recognized under the agreement with Shionogi for the years ended December 31, 2008, 2007 and 2006 were approximately $1,000, $nil and $3,800,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2008, 2007 and 2006 were approximately $13,000, $nil and $1,000,000, respectively.

Solvay Pharmaceuticals BV

In 2002, the Company entered into a research and collaboration agreement with Solvay Pharmaceuticals BV, a subsidiary of Solvay SA (“Solvay”). The Company granted Solvay an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide (ex-Japan) and for all indications excluding IVF/COS/ART.  Under the agreement, Solvay was responsible, at its own cost, for all activities necessary to obtain regulatory and marketing approvals for cetrorelix in different indications including, uterine myoma, endometriosis and BPH. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $6,200,000 as an upfront payment and was eligible to receive milestone payments of up to an aggregate of approximately $23,800,000 upon Solvay’s successful achievement of clinical development and regulatory milestones, in addition to low double-digit royalties on future worldwide (ex-Japan) net sales of cetrorelix.

In December 2005, Æterna Zentaris and Solvay amended the aforementioned agreement such that the Company regained exclusive worldwide (ex-Japan) rights for cetrorelix for the BPH indication solely, without any financial compensation payable to Solvay. In May 2007, the parties entered into a termination agreement whereby the Company regained exclusive worldwide (ex-Japan) rights for cetrorelix in all indications, including endometriosis and uterine myoma, without any financial compensation payable to Solvay.

Æterna Zentaris Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(tabular amounts in thousands of US dollars,

except share/option and per share/option data and as otherwise noted)

Revenues recognized under the agreement with Solvay for the years ended December 31, 2007 and 2006 were approximately $2,000,000 and $1,200,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2007 and 2006 were approximately $1,900,000 and $600,000, respectively.

Spectrum

In 2004, the Company entered into a licensing and collaboration agreement with Spectrum for ozarelix, a LHRH antagonist. Under the terms of the agreement, the Company granted Spectrum an exclusive license to develop and commercialize ozarelix for all potential indications in North America (including Canada and Mexico) as well as in India. The agreement provides, among other things, availability of data generated by both parties free of charge. Upon signature of this agreement, the Company received approximately $2,400,000 as an upfront payment, of which approximately $1,200,000 was paid in cash and the balance paid through the issuance of shares of the capital of Spectrum. The Company is entitled to receive payments of up to an aggregate of approximately $24,400,000 upon Spectrum’s successful achievement of clinical development and regulatory milestones, in addition to royalties (scale-up royalties from high single to low double-digit) on potential net sales. In consideration of the amounts paid by Spectrum under this agreement, Spectrum is entitled to receive fifty percent of any upfront, milestone payments and royalties received from any research and collaboration agreement signed by the Company for the development and commercialization of ozarelix in Japan.

Revenues recognized under the agreement with Spectrum for the years ended December 31, 2008, 20067 and 2006 were approximately $678,000, $1,900,000 and $2,900,000, respectively.

Corresponding research and development costs incurred under the agreement for the years ended December 31, 2008, 2007 and 2006 were approximately $255,000, $600,000 and $1,700,000, respectively.

Tulane Educational Fund

In 2002, the Company signed license agreements with the Tulane Educational Fund (“Tulane”) with regard to various substances, including cetrorelix. Under the agreements, we obtained exclusive worldwide licenses to use Tulane’s patents to develop, manufacture, market and distribute these substances.

The agreement provides the payment by the Company of single-digit royalties on future worldwide net sales for all indications, except BPH, where it provides the payment of low single-digit royalties. Tulane is entitled to receive a low double-digit royalty on any lump sum, periodic or other cash payments received by the Company from sub-licensees.

Costs incurred under the agreement with Tulane for the years ended December 31, 2008, 2007 and 2006 were approximately $311,000 $100,000 and $300,000, respectively.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Highlights

•                  In February 2008, we reported that a first group of patients had been treated with AEZS-108 for a Phase 2 trial in advanced ovarian and endometrial cancers.

•                  In March 2008, we reported that dosing had commenced with cetrorelix in the second efficacy study of our Phase 3 program in benign prostatic hyperplasia (“BPH”).

•                  In March 2008, we completed the sale to Paladin Labs Inc. (“Paladin”) of our marketed product, Impavido® (miltefosine), for approximately $9.2 million.

•                  In April 2008, appointment of Juergen Ernst, the Company’s Chairman of the Board at the time, as Interim President and Chief Executive Officer, following the departure of our former President and Chief Executive Officer.

•                  In April 2008, we reported the completion of patient recruitment with cetrorelix, for the first efficacy study of our Phase 3 program in BPH.

•                  In May 2008, we reported that a first group of patients had been treated with cetrorelix for the safety trial of our Phase 3 program in BPH.

•                  In June 2008, we completed the sale of our Quebec City property for a purchase price of $7.1 million.

•                  In September 2008, Juergen Engel, Ph.D., was appointed as the Company’s President and Chief Executive Officer, succeeding Juergen Ernst who, at the same time, was appointed as Executive Chairman of the Company.

•                  In October 2008, we reported the completion of patient recruitment for the second efficacy trial of our Phase 3 program with cetrorelix in BPH.

•                  In October and November 2008, we reported that we had entered the second stage of patient recruitment for our AEZS-108 trials in advanced ovarian and endometrial cancers, respectively.

•                  In December 2008, we sold our rights to royalties on future sales of Cetrotide®, covered by our license agreement with Merck Serono, to Cowen Healthcare Royalty Partners L.P. (“Cowen”) for gross consideration of $52.5 million.

•                  In December 2008, we reported the completion of patient recruitment for the safety trial of our Phase 3 program in BPH with cetrorelix.

•                  In December 2008, Matthias Seeber, MBA, was nominated Company Senior Vice President, Administration and Legal Affairs.

•                 Subsequent to year-end, we entered into a development, commercialization and license agreement with sanofi-aventis for the development, registration and marketing of cetrorelix in BPH for the United States market. The agreement includes an initial upfront payment of $30.0 million and a total of $135.0 million in payments upon achieving certain pre-established regulatory and commercial milestones, as well as escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States.

Introduction

The following analysis provides a review of the consolidated  results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the three-month period and full year ended December 31, 2008. In this Management’s Discussion and Analysis (“MD&A”), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s annual consolidated financial statements and related notes as at and for the years ended December 31, 2008, 2007 and 2006. Our consolidated financial statements, reported in United States dollars (“US dollars”), have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”), as discussed below.

All amounts presented in this MD&A are in US dollars, except where otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food

2

and Drug Administration, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless requested to do so by a governmental authority or applicable law.

About Material Information

This MD&A includes the information we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or where it is quite likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, an MD&A, a Proxy Circular, an Annual Report on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priorities in drug development are our Phase 3 program in BPH with our lead endocrinology compound, cetrorelix, and our Phase 2 program in advanced endometrial and ovarian cancers with our lead oncology compound, AEZS-108.

3

Key Developments for the Year Ended December 31, 2008

Drug Development

Status of our Drug Pipeline as at December 31, 2008

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-115

Non-peptide luteinizing hormone-releasing hormone (“LHRH”) antagonists (endometriosis & urology)

AEZS-120
(oncology vaccine)

AEZS-126
Erk & PI3K
Inhibitors (oncology)

AEZS-127

ErPC
(oncology)

Ghrelin receptor ligands
(endocrinology)

		AEZS-112 (oncology) AEZS-130 (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH)	Cetrotide® (in vitro fertilization)

Partners (as defined in subsequent sections of this MD&A)

Cetrorelix:

Shionogi in Japan

Ozarelix:
Spectrum in North-America and India, Nippon Kayaku in Japan

Ozarelix (BPH):

Handok in Korea, Indonesia, Malaysia, the Philippines and Singapore

Perifosine:

Keryx in North America

				Cetrorelix (BPH): Sanofi-aventis in the U.S.A. (beginning on March 5,2009) Handok in Korea	Cetrotide®: Merck Serono (World ex-Japan) Shionogi and Nippon Kayaku (Japan)

4

Cetrorelix

In April 2008, we reported completion of patient recruitment for the first efficacy study of our Phase 3 program in BPH with cetrorelix. This one year placebo-controlled study, involving 667 patients located mainly in North America, is assessing an intermittent dosage regimen of cetrorelix as a potential safe and tolerable treatment providing prolonged improvement in BPH-related signs and symptoms. Results of this trial are expected in the third quarter of 2009.

In July 2008, we signed a license and cooperation agreement for the commercialization of cetrorelix in BPH with Handok Pharmaceuticals Co., Ltd., (“Handok”) for the Korean market.

In October 2008, we reported the completion of patient recruitment for the second efficacy trial of the Phase 3 program with cetrorelix in BPH. This trial, during which dosing had commenced in March 2008, has a similar design to the first efficacy trial and involves 420 patients located in Europe. Results of this trial are expected in the fourth quarter of 2009.

In December 2008, we reported completion of patient recruitment for the safety trial of the Phase 3 program with cetrorelix in BPH. Results of this study, involving 529 patients located in North America, as well as those of a QTc study, are expected by the end of 2009.

Cetrotide®

In December 2008, as discussed below, we sold our rights to royalties on future sales of Cetrotide®, covered by our license agreement with Merck Serono, to Cowen for gross consideration of $52.5 million. Under the terms of the agreement with Cowen, the Company is entitled to an additional payment of $2.5 million from Cowen contingent on 2010 net sales of Cetrotide® reaching a specified level.

AEZS-108

In February 2008, we reported that a first group of patients had been treated with our cytotoxic conjugate compound linked to doxorubicin, AEZS-108, for a European open-label, non-comparative multi-center Phase 2 trial in advanced ovarian and endometrial cancers.

In October 2008, we announced that we had entered the second stage of patient recruitment for our Phase 2 trial in ovarian cancer, after first stage data had shown two partial responses. In November 2008, we reported that we had entered the second stage of patient recruitment for our Phase 2 trial in endometrial cancer with AEZS-108. The decision to enter the second stage of patient recruitment was made following recent first stage data reporting one complete response and two partial responses among 14 patients with a diagnosis of disseminated endometrial cancer. The open-label, non-comparative multi-center Phase 2 program will treat up to 82 women with LHRH-receptor

5

positive ovarian and endometrial cancerous tumors, and results of the trial are expected in the fourth quarter of 2009.

AEZS-112

AEZS-112 is currently in a Phase 1 trial in patients with solid tumors and lymphoma. The Company is sponsoring and conducting this open-label, dose-escalation, multi-center, intermittent treatment trial in the United States. The trial will include up to 50 patients who have either failed standard therapy or for whom no alternative therapy exists. The primary endpoints of the trial will focus on determining the safety and tolerability of AEZS-112 as well as establishing the recommended Phase 2 dose and regimen. We expect progression of this trial in 2009 to identify maximum tolerated dose of AEZS-112.

AEZS-112 is the first anticancer drug in development involving two mechanisms of action, tubulin and topoisomerase II inhibition. AEZS-112 expresses different actions, such as pro-apoptotic and antiangiogenic properties.

Ozarelix

Our partner, Spectrum Pharmaceuticals, Inc. (“Spectrum”) released the results of a North American Phase 2 trial with ozarelix, a fourth generation LHRH antagonist in BPH. Spectrum indicated that ozarelix demonstrated sufficient clinical activity to justify its continued development. In early 2009, Spectrum initiated a North American multi-center, randomized, double-blind, placebo-controlled study in lower urinary tract symptoms due to BPH that will involve over 800 patients.

During the third quarter of 2008, we signed an agreement with Handok for the commercialization of ozarelix in BPH for the Korean and other Asian markets.

Perifosine

We are currently conducting a randomized, double-blind, placebo-controlled European multi-center Phase 2 trial with perifosine, an oral signal transduction inhibitor, combined with radiotherapy, in 160 patients with inoperable Stage III non-small cell lung cancer. We expect to disclose results related to this trial in the second quarter of 2009.

During 2008, our partner, Keryx Biopharmaceuticals, Inc. (“Keryx”), continued the development of perifosine with multiple Phase 1 and Phase 2 studies in North America in various cancers. Keryx expects to move perifosine into Phase 3 in at least one indication in North America in 2009.

6

AEZS-130

During the third quarter of 2008, we recovered worldwide rights from Ardana Bioscience Ltd. (“Ardana”) for the Growth Hormone Secretagogue compound, AEZS-130. Future development options are currently being evaluated for the use of this compound in growth hormone deficiencies.

Corporate Developments

Sale of Impavido®

On March 1, 2008, we entered into a definitive purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido® (miltefosine) with Paladin for an aggregate purchase price of approximately $9.2 million, payable in cash, subject to certain post-closing purchase price adjustments. The transaction, which closed on March 31, 2008, generated net cash proceeds of $8.3 million, resulting in a gain of $0.8 million.

Sale of Building and Land

On June 26, 2008, we sold our Quebec City building and land for a gross amount of $7.1 million, payable in cash. The net proceeds received amounted to $6.5 million, resulting in an additional loss on sale of $0.8 million. In connection with this sale, we entered into a long-term lease agreement with the principal tenant of the building, agreeing to pay the principal tenant CAN$300,000 (approximately $246,305) as an incentive and service fee. This fee is included in the additional loss on sale, and the resulting payable is non interest-bearing and is due in bi-annual instalments of CAN$30,000 (approximately $24,630) over the next five years.

Sale of Cetrotide® Royalty Stream

In June 2003, we amended certain sections of our license and supply agreement with ARES Trading S.A. (“Merck Serono”) in which the latter was granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization (referred to as the License Agreement). Under the License Agreement, Merck Serono agreed to pay to us certain lump sum payments each calendar year up to and including December 31, 2010, as well as certain variable royalties through the expiry date of the Company’s underlying patent rights.

In November 2008, we entered into a purchase and sales agreement (“PSA”) with Cowen relating to our rights to royalties on future sales of Cetrotide® covered by the License Agreement.

7

In connection with the PSA, which was effective on October 1, 2008 and finalized in December 2008, we received $52.5 million from Cowen, less certain transaction costs of $1.0 million that had been advanced by Cowen to certain third-party firms and institutions on our behalf, resulting in net proceeds of $51.5 million. Under the terms of the PSA, we are entitled to an additional payment of $2.5 million contingent on 2010 net sales of Cetrotide® reaching a specified level.

Per the PSA, if cetrorelix, the active substance in Cetrotide®, is approved for sale by European regulatory authorities in an indication other than in vitro fertilization, we have agreed to make a one-time cash payment to Cowen in an amount ranging from $5.0 million up to a maximum of $15.0 million. The amount which may be due to Cowen will be higher in proportion to the timing of the product’s receiving European regulatory approval; that is, the earlier the product receives regulatory approval, the higher the amount payable to Cowen will be.

Also per the PSA, for each calendar quarter in which a royalty rate reduction—defined as the actual reduction by Merck Serono, for any calendar quarter(s), of the rate applied in calculating variable royalties under the License Agreement, to amounts less than pre-established percentages—has occurred or is continuing, we will pay Cowen a quarterly make-whole payment in an amount equal to the lesser of (i) the variable royalties in respect of such quarter that would have been received by Cowen if the aforementioned royalty rate reduction had not occurred or been continuing, and (ii) the difference of $15.0 million less Cowen’s net reduction payments, as defined.

Pursuant to the aforementioned transactions, we have certain obligations in the royalty agreement, including the supply of Cetrotide® to Merck Serono, the payment of royalties under the License Agreement, overseeing Merck Serono’s compliance with the License Agreement, cooperation in handling any adverse claims or litigation involving the License Agreement and monitoring and defending any patent or trademark infringement.

We have recorded the proceeds as deferred revenues, which are recognizable as royalty revenues over the life of the License Agreement under the “units-of-revenue” method. Under that method, periodic royalty revenues are calculated by multiplying the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to Cowen over the term of the underlying arrangement by the royalty payments due to Cowen for the period.

We incurred a total of approximately $4.8 million in financial advisor, legal and other transaction costs associated with the negotiation and finalization of the PSA. These costs have been capitalized in our consolidated balance sheet and are amortizable as part of selling, general and administrative (“SG&A”) expenses in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues.

8

In this MD&A, the events and transactions associated with this sale are collectively referred to as the Cowen Transaction.

Subsequent Event:

Cetrorelix Development, Commercialization and Licensing Agreement

On March 5, 2009, we entered into a development, commercialization and license agreement with sanofi-aventis for the development, registration and marketing of cetrorelix in BPH for the US market. Under the terms of the agreement, sanofi-aventis will make an initial upfront payment to us of $30.0 million. Also per the agreement, we will be entitled to receive a total of $135.0 million in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product in that territory.

Consolidated Results of Operations

Quarterly Summary Consolidated Results of Operations Information (unaudited)

	Quarters ended
(in thousands, except per share data)	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
	$	$	$	$

Revenues	7,244	11,029	10,457	9,748
Loss from operations	(16,315)	(12,386)	(19,525)	(14,158)
Net loss	(14,493)	(13,879)	(20,579)	(10,866)
Net loss per share
Basic and diluted	(0.27)	(0.26)	(0.39)	(0.20)

	Quarters ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	$	$	$	$

Revenues	10,240	11,044	11,551	9,233
Loss from operations	(11,664)	(9,461)	(5,326)	(8,303)
Net loss from continuing operations	(13,854)	(8,112)	(4,928)	(5,143)
Net loss	(13,636)	(8,704)	(4,846)	(5,110)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)
Net loss per share
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)

9

Fourth Quarter 2008 Results

Consolidated revenues were $7.2 million for the quarter ended December 31, 2008, compared to $10.2 million for the same quarter in 2007. The decrease in revenues is primarily due to lower quarter-over-quarter royalties related to our license agreement with Merck Serono. Subsequent to the Cowen Transaction, which was effective for royalty determination purposes on October 1, 2008, our periodic amortization of the gross proceeds received from Cowen, while still recognized as royalty revenues, have been lower than the royalty revenues recognized in the past, as receivable directly from Merck Serono. Additionally, quarter-over-quarter sales and royalties decreased due to the absence of sales of Impavido® in the fourth quarter of 2008, while license revenues witnessed a decrease due to the non-recurrence in 2008 of milestone payments received from Keryx, related to the perifosine Phase 2 trials.

Consolidated SG&A expenses were $3.0 million for the quarter ended December 31, 2008, compared to $5.1 million for the same quarter in 2007. The decrease in SG&A expenses is mainly related to the continued results of cost-saving measures that were implemented beginning in the second quarter of 2008.

Consolidated research and development (“R&D”) expenses were $12.3 million for the quarter ended December 31, 2008, compared to $13.6 million for the same quarter in 2007. The decrease in R&D expenses primarily relates to the comparative reduction in expenses incurred in connection with our Phase 3 program with cetrorelix in BPH, which by the fourth quarter of 2008 was fully enrolled and less subject to larger front-end expenditures that were necessary in the earlier, fourth quarter 2007 stage of the program.

Consolidated net loss was $14.5 million or $0.27 per basic and diluted share for the quarter ended December 31, 2008, compared to $13.6 million, or $0.26 per basic and diluted share, for the same quarter in 2007. The increase in the consolidated net loss is largely attributable to a combination of lower sales and royalties, lower license fee revenues, lower manufacturing margins on Cetrotide® due in part to a $0.7 million write-down to net realizable value of certain components of inventory, as well as to higher amortization expense due to the impairment of teverelix, as discussed below, partly offset by lower quarter-over-quarter SG&A expenses, higher net foreign exchange gains and lower income tax expense.

We expect that the consolidated net loss for the first quarter of 2009, excluding any impact of foreign exchange gains or losses, will be similar to the last quarter of 2008.

10

Annual Consolidated Statements of Earnings

	Years ended December 31,
(in thousands, except per share data)	2008	2007	2006
	$	$	$
Revenues
Sales and royalties	29,462	28,825	25,123
License fees	8,504	12,843	13,652
Other	512	400	24
	38,478	42,068	38,799

Operating expenses
Cost of sales	19,278	12,930	11,270
Selling, general and administrative expenses	17,325	20,403	16,478
Research and development costs	57,448	39,248	27,422
R&D tax credits and grants	(343)	(2,060)	(1,564)
Depreciation and amortization
Property, plant and equipment	1,515	1,562	2,816
Intangible assets	5,639	4,004	6,148
Impairment of long-lived asset held for sale	—	735	—
	100,862	76,822	62,570
Loss from operations	(62,384)	(34,754)	(23,771)

Other income (expenses)
Interest income	868	1,904	1,441
Interest expense	(118)	(85)	(1,433)
Foreign exchange gain (loss)	3,071	(1,035)	319
Other	(79)	(28)	409
	3,742	756	736
Share in the results of an affiliated company	—	—	1,575

Loss before income taxes from continuing operations	(58,642)	(33,998)	(21,460)
Income tax (expense) recovery	(1,175)	1,961	29,037
Net (loss) earnings from continuing operations	(59,817)	(32,037)	7,577
Net (loss) earnings from discontinued operations	—	(259)	25,813
Net (loss) earnings for the year	(59,817)	(32,296)	33,390

Net (loss) earnings per share from continuing operations
Basic	(1.12)	(0.61)	0.14
Diluted	(1.12)	(0.61)	0.14
Net (loss) earnings per share from discontinued operations
Basic	—	—	0.50
Diluted	—	—	0.48
Net (loss) earnings per share
Basic	(1.12)	(0.61)	0.64
Diluted	(1.12)	(0.61)	0.62

11

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization and, prior to March 2008, Impavido® (miltefosine), marketed for the treatment of leishmaniasis, as well as from active pharmaceutical ingredients. Royalties are derived from Cetrotide® and, prior to the Cowen Transaction, payable by our partner, Merck Serono. Effective October 1, 2008, royalty revenues have been and will continue to be recognized as the deferred gross proceeds received from Cowen, and are amortized under the “units-of-revenue” method, as discussed above.

License fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received from our different licensing partners.

Consolidated sales and royalties increased to $29.5 million for the year ended December 31, 2008, compared to $28.8 million and $25.1 million for each of the years ended December 31, 2007 and 2006, respectively. The increase in consolidated sales and royalties from 2007 to 2008 is mainly attributable to a large increase in sales of Cetrotide®, partly offset by lower sales of Impavido®.

The increase in consolidated sales and royalties from 2006 to 2007 is related to new sales of Cetrotide®, following the September 2006 product launch in the Japanese market, as well as year-over-year increased sales of Impavido®.

Consolidated sales and royalties are expected to decrease in 2009, due to lower royalty revenues expected to be recognized from the amortization of the deferred revenues received in connection with the Cowen Transaction.

Consolidated license fee revenues decreased to $8.5 million for the year ended December 31, 2008, compared to $12.8 million and $13.7 million for each of the years ended December 31, 2007 and 2006, respectively. The decrease in consolidated license fee revenues from 2007 to 2008 is mainly attributable to non-recurring milestone payments received in 2007 from Ardana and from Keryx. Also, the decrease is related to the termination of our licensing agreement with Solvay Pharmaceuticals BV (“Solvay”) in 2007. We regained the worldwide ex-Japan rights for endometriosis from Solvay during 2007.

The decrease in consolidated license fee revenues from 2006 to 2007 is mainly attributable to a reduction in revenues related to services rendered through our collaboration with Solvay. We regained the worldwide ex-Japan rights for cetrorelix in BPH from Solvay during 2006.

12

Consolidated license fee revenues are expected to increase in 2009, due in part to the amortization of the upfront payment to be received in connection with the cetrorelix development, commercialization and licensing agreement entered into in March 2009 with sanofi-aventis, as discussed above.

Consolidated Operating Expenses

Consolidated cost of sales increased to $19.3 million for the year ended December 31, 2008, compared to $12.9 million and $11.3 million for each of the years ended December 31, 2007 and 2006, respectively. The year-over-year increases in the cost of sales are directly related to additional generated sales and royalties.

The higher percentage of cost of sales in 2008 compared to 2007 and 2006 is largely related to the product mix, which includes a high concentration of sales related to Cetrotide®, a product that is more expensive to produce. In addition, we wrote down certain elements of our inventory to their net realizable value at the end of 2008, which contributed approximately $0.7 million to the increase in consolidated cost of sales compared to 2007.

We expect cost of sales as a percentage of consolidated sales and royalties to increase to approximately 75% in 2009, given the continued increased sales expectations relating to Cetrotide®.

Consolidated SG&A expenses decreased to $17.3 million for the year ended December 31, 2008, compared to $20.4 million and $16.5 million for each of the years ended December 31, 2007 and 2006, respectively. The decrease in SG&A expenses in 2008 compared to 2007 is primarily related to the organizational changes and cost-saving measures that were implemented beginning in the second quarter of 2008.

The increase in SG&A expenses for the year 2007 compared to 2006 is primarily due to non-recurring corporate expenses of nearly $2.7 million related to the appointment of David J. Mazzo, Ph.D., as the President and CEO of the Company, as well as Juergen Ernst as Chairman of the Board, the departure of the former CEO, Gilles Gagnon, as well as the departure of the founder and former Executive Chairman, Éric Dupont, Ph.D. The increase in SG&A is also attributable to increased royalties and commissions expenses directly related to sales and royalties of Cetrotide®.

We expect our SGA expenses to decrease in 2009 due to continuing cost-saving measures and despite additional royalty expense, which is payable related to proceeds received in connection with our recently signed development, commercialization and license agreement with sanofi-aventis, as discussed above.

Consolidated R&D costs were $57.4 million for the year ended December 31, 2008, compared to $39.2 million and $27.4 million for each of the years ended December 31, 2007 and 2006, respectively. The increase in consolidated R&D costs for the year 2008 compared to 2007 is mainly attributable to the advancement of our Phase 3 program with our lead compound, cetrorelix, in BPH.

13

Additional R&D expenses of $11.8 million spent in 2007 compared to 2006 are mainly related to the advancement of our lead product cetrorelix, our LHRH antagonist in Phase 3 for BPH; as well as to further advancement of targeted, earlier-stage development programs including AEZS-108, our cytotoxic conjugate and AEZS-112, our tubulin inhibitor, both of which are in oncology.

The following table summarizes third-party R&D costs, by product, incurred by the Company during the year ended December 31, 2008.

(in thousands, except percentages)

Product	Status	Indication	Net R&D costs (unaudited) $	%

Cetrorelix	Phase 3 Phase 2	BPH and endometriosis	25,697	71.1

AEZS-108	Phase 2	Endometrial and ovarian cancers	1,259	3.5

Perifosine	Phase 2	Oncology	2,425	6.7

Ozarelix	Phase 2	BPH and prostate cancer	253	0.7

AEZS-112	Phase 1	Cancer	981	2.7

AEZS-126/ Erk PI3K	Preclinical	Cancer	1,609	4.5

Ghrelin receptor	Preclinical	Endocrinology and oncology	1,154	3.2

AEZS-115/ LHRH antagonist	Preclinical	Endocrinology and oncology	843	2.3

Other	Preclinical	Multiple	1,913	5.3
			36,134	100.0

We expect R&D investments to decrease by between $4.0 million and $6.0 million in 2009. This decrease will be related to the finalization of our three studies in our Phase 3 program for our lead compound, cetrorelix, in BPH, expected to occur in the third and fourth quarters of 2009, despite the continuing expenditures that will be required in connection with the filing of a New Drug Admission with the U.S. Food and Drug Administration and corresponding European agencies.

14

R&D investments in AEZS-108 are expected to increase slightly in 2009 in connection with our Phase 2 trials in advanced ovarian and endometrial cancers.

Our other programs will represent a lower portion of our investment in R&D for 2009, as our focus is on advancing our later-stage lead compounds cetrorelix in BPH and AEZS-108 in advanced ovarian and endometrial cancers.

R&D tax credits and grants were $0.3 million for the year ended December 31, 2008, compared to $2.1 million and $1.6 million for each of the years ended December 31, 2007 and 2006, respectively. The decrease of R&D tax credits and grants in 2008 compared to 2007 is attributable to our having utilized only Quebec provincial tax credits in 2008, while in 2007, we also reduced our income tax payable by more than $1.6 million, following the elimination of income taxes related to the distributions made to our shareholders in connection with our disposal of Atrium.

The increase from 2006 to 2007 is related to non-recurring R&D tax credits which were used in 2007 and 2006 to reduce estimated income taxes that would otherwise have been payable on the gain on disposal of our former subsidiary Atrium through a secondary transaction in October 2006 and the distribution of our remaining interest in 2007.

We expect the utilization of R&D tax credits and grants to decrease slightly in 2009.

Consolidated depreciation and amortization increased to $7.2 million for the year ended December 31, 2008, compared to 5.6 million and $9.0 million for each of the years ended December 31, 2007 and 2006, respectively.

The increase from 2007 to 2008 was primarily related to a non-recurring impairment charge of approximately $2.4 million, recorded as amortization expense, taken in the fourth quarter of 2008 and related to teverelix, which had been deemed impaired following Ardana’s entering into voluntary administration. Ardana is party to an assignment agreement on which the cash recoverability of teverelix depends, and, as such, this customer’s entering into voluntary administration has triggered the likelihood that no future cash flows will be received by the Company in connection with the aforementioned license agreement. This increase in amortization expense was partially offset by reductions in depreciation and amortization expenses related to long-lived assets held for sale, including the Quebec City building and land, and Impavido®, on which depreciation and amortization ceased during the final months of 2007. The underlying assets were sold in 2008, as discussed above.

The decrease in 2007 is primarily due to an impairment loss of $2.9 million taken in 2006 on manufacturing equipment, patents and trademarks related to the termination of non-core pharmaceutical development projects.

15

Impairment of long-lived asset held for sale amounted to $0.7 million for the year ended December 31, 2007. This impairment was related to the building and land held for sale for which the estimated fair value had been based on offers received by third parties.

Consolidated loss from operations increased to $62.4 million for the year ended December 31, 2008, compared to $34.8 million and $23.8 million for each of the years ended December 31, 2007 and 2006, respectively. The increase in consolidated loss from operations in 2008 as compared to 2007 is largely attributable to a combination of lower license fee revenues, lower manufacturing margins, higher depreciation and amortization and higher R&D costs, partly offset by lower SG&A expenses.

The increase in loss from operations in 2007 as compared to 2006 is attributable to a combination of lower license revenues, increase in non-recurring G&A corporate expenses and additional R&D expenses mainly related to the advancement of our Phase 3 program with cetrorelix in BPH. This increase in loss from operations in 2007 was partly offset by increased sales and royalties, as well as lower depreciation and amortization expenses.

We expect our consolidated loss from operations to decrease in 2009, mainly due to an expected increase in license fee revenues combined with continued decreasing SG&A and R&D expenses.

Consolidated other income (expenses)

Consolidated interest income amounted to $0.9 million for the year ended December 31, 2008, compared to $1.9 million and $1.4 million for each of the years ended December 31, 2007 and 2006, respectively. Interest income is derived from our cash, cash equivalents and short-term investments, which totaled $49.7 million as at December 31, 2008, $41.4 million as at December 31, 2007 and $60.5 million as at December 31, 2006. The decrease in consolidated interest income from 2007 to 2008 is due to the fact that less cash had been invested during 2008, with the exception of a large portion of the proceeds received in connection with the Cowen Transaction, though only in December 2008. The increase in consolidated interest income from 2006 to 2007 is directly related to the additional investment of net proceeds of $45.0 million received in connection with the disposal of approximately 3.5 million shares of Atrium Innovations Inc. (“Atrium”), a former subsidiary of which we disposed in October 2006.

Consolidated interest expense amounted to $0.1 million for the year ended December 31, 2008, compared to $0.1 million and $1.4 million for each of the years ended December 31, 2007 and 2006, respectively. The decrease from 2006 to 2007 is directly related to the full conversion of term loans into common shares completed in February 2006. Our long-term debt related to a non-interest bearing loan from the Canadian and Quebec Governments, for which the balance was paid in full in 2008.

16

Consolidated foreign exchange gain (loss) amounted to $3.1 million for the year ended December 31, 2008, compared to ($1.0 million) and $0.3 million for each of the years ended December 31, 2007 and 2006, respectively. The increase in foreign exchange gains in 2008 is mainly attributable to advances to our German subsidiary, denominated in Euro, and with our US-based subsidiary, denominated in US dollars, and the corresponding strengthening of the Euro and the US dollar compared to the Canadian dollar.

The decrease from 2006 to 2007 is mainly related to advances, made in Euro, to our German subsidiary and the corresponding weakness of the Euro compared to the Canadian dollar.

The year-end conversion rates from the Euro and Canadian dollar to the US dollar can be summarized as follows:

	As at December 31,
1 US dollar equivalent to:	2008	2007	2006
	$	$	$
Euro	0.7145	0.6870	0.7579
Canadian dollar	1.2180	0.9913	1.1654

Share in the results of an affiliated company of $1.6 million for the period ended December 31, 2006 relates to the investment in Atrium, recorded under the equity method, for the period from October 18 to December 31, 2006. As of January 2, 2007, the Company distributed its remaining interest in Atrium to our shareholders as a return of capital.

Consolidated income tax (expense) recovery was ($1.2 million) for the year ended December 31, 2008, compared to $2.0 million and $29.0 million for each of the years ended December 31, 2007 and 2006, respectively. The increase in income tax expense from 2007 to 2008 is largely attributable to a minimum tax that is payable in Germany due to the tax accounting ramifications of transactions effected in connection with the Cowen Transaction and to the utilization, in 2007, of some of our future income tax assets following the non-recurring taxable capital gain realized in connection with the spin-off of Atrium.

The decrease in income tax recovery from 2006 to 2007 was related to the significant decrease in the valuation allowance with respect to the utilization of some of our future income tax assets against future tax liabilities related to the taxable capital gains that were realized by the Company in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest at the beginning of 2007.

17

In 2009, we do not expect to record any significant income tax recovery or expense in our foreign or domestic entities.

Consolidated net (loss) earnings from continuing operations was ($59.8 million) for the year ended December 31, 2008, compared to ($32.0 million) and $7.6 million for each of the years ended December 31, 2007 and 2006, respectively. The increase in net loss from 2007 to 2008 is largely attributable to a combination of lower license fee revenues, the increase in R&D costs related to the advancement of our Phase 3 program with cetrorelix in BPH, lower manufacturing margins, higher depreciation and amortization and higher income tax expense in 2008, partly offset by lower SG&A expenses and higher net foreign exchange gains.

The increased consolidated net loss from continuing operations in 2007 is directly related to the increased loss from operations of nearly $10.0 million, a one-time share in the results of Atrium of nearly $1.6 million recorded in 2006 and a non-recurring future income tax recovery of nearly $25.0 million recorded in 2006 related to the sale of Atrium shares and the special distribution of our remaining interest in January 2007.

Consolidated net (loss) earnings from discontinued operations amounted to ($0.3 million) for the year ended December 31, 2007, compared to $25.8 million for the year ended December 31, 2006. The year-over-year variation relates almost exclusively to the divesture, in October 2006, of our interest in Atrium, whose results of operations were reported as discontinued operations for the year ended December 31, 2006 and detailed as follows:

(in thousands)	$
Revenues	239,535

Earnings before the following items	28,360

Gain on disposal of Atrium shares	29,248
Income tax expense	(19,923)
Loss on dilution of investments	(628)

Earnings before non-controlling interest	37,057
Non-controlling interest	(10,967)

Net earnings from discontinued operations	26,090

18

Also impacting consolidated net loss from discontinued operations were the results of operations related to Echelon Biosciences, Inc. (“Echelon”), which we disposed of in November 2007 and whose results were included in our consolidated statements of earnings (loss) for the year ended December 31, 2007, as follows:

	Years ended December 31,
(in thousands)	2007	2006
	$	$
Revenues	2,358	2,593

Loss before the following items	(206)	(369)

Goodwill impairment	(500)	—
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)	—
Income tax recovery	491	92

Net loss from discontinued operations	(259)	(277)

The year-over-year decrease in revenues from discontinued operations related to Echelon from 2006 to 2007 is due to the fact that 2007 revenues represent eleven months compared to twelve months for the year 2006.

Consolidated net loss was $59.8 million, or $1.12 per basic and diluted share, for the year ended December 31, 2008, compared to $32.3 million, or $0.61 per basic and diluted share, for the year ended December 31, 2007. The increase in consolidated net loss in 2008 as compared to 2007 is attributable to a combination of lower license fee revenues, lower manufacturing margins, higher depreciation and amortization, higher income tax expense and higher R&D costs, partly offset by lower SG&A expenses and higher net foreign exchange gains.

The increased net loss in 2007 is related to a higher loss from operations of nearly $10.0 million, lower income tax recovery of nearly $27.0 million related to the recognition of future income tax assets mainly attributable to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, as well as lower net earnings from discontinued operations of Atrium of nearly $26.0 million.

We expect that the consolidated net loss for the year 2009 will decrease, mainly due to increased license fee revenues, to be recognized in connection with the cetrorelix development, commercialization and licensing agreement entered into with sanofi-aventis, and with the expected continued reduction of R&D and SG&A expenses.

19

The weighted average number of shares outstanding used to calculate basic net earnings (loss) per share for both of the years ended December 31, 2008 and 2007 was 53.2 million shares, compared to 52.1 million shares for the year ended December 31, 2006. For diluted net earnings (loss) per share, the weighted average number of shares outstanding used for this calculation was 53.2 million shares for both of the years ended December 31, 2008 and 2007, compared to 52.5 million shares for the year ended December 31, 2006.

Consolidated Balance Sheet Information

(Unaudited)

	As at December 31,
(in thousands)	2008	2007	2006
	$	$	$

Cash and cash equivalents	49,226	10,272	8,939
Short-term investments	493	31,115	51,550
Accounts receivable and other current assets	12,005	18,193	41,234
Property, plant and equipment, net	6,682	7,460	13,001
Other long-term assets	39,936	56,323	108,767
Total assets	108,342	123,363	223,491

Accounts payable and other current liabilities	22,121	21,480	15,624
Current portion of long-term debt and payable	49	775	686
Long-term debt and payable	172	-	687
Non-financial long-term liabilities	64,525	12,517	27,615
Total liabilities	86,867	34,772	44,612
Shareholders’ equity	21,475	88,591	178,879
Total liabilities and shareholders’ equity	108,342	123,363	223,491

The increase in cash and cash equivalents and the decrease in short-term investments from 2007 to 2008 are discussed in more detail below. The decrease in accounts receivable and other current assets from 2007 to 2008 is largely attributable to lower customer billings in December 2008 compared to the same period in 2007, lower grants receivable at the end of 2008 and the write-down to net realizable value of certain components of inventory in December 2008, as discussed above.

The decrease in other long-term assets is primarily due to the disposal, in 2008, of the long-lived assets which had been reported as held for sale as at December 31, 2007, as discussed above and the impairment charge that was taken relative to teverelix in the fourth quarter of 2008, partially offset by a net increase in deferred charges, due mainly to the capitalization of financial advisor, legal and other costs incurred in connection with the Cowen Transaction. The increase in non-financial long-term liabilities is primarily attributable to the increase in deferred revenues following the receipt of proceeds from the Cowen Transaction, as well as an increase in employee future benefits related mainly to employees in our German subsidiary.

20

The decrease in shareholders’ equity from 2007 to 2008 is almost entirely attributable to the increase in consolidated deficit due to the current year net loss and the decrease of accumulated other comprehensive income, which in turn is largely made up of cumulative translation adjustments.

The increase in cash and cash equivalents and the decrease in short-term investments from 2006 to 2007 are discussed in more detail below. The decrease in accounts receivable and other current assets from 2006 to 2007 is mainly attributable to the utilization of future tax assets following the taxable capital gain realized in connection with the spin-off of Atrium, as well as the reduction of current assets of discontinued operations related to Echelon. The decrease in net property, plant and equipment from 2006 to 2007 is primarily the result of the reclassification of long-lived assets held for sale to other long-term assets, which resulted in an increase in 2007 to the latter, offset by a significant decrease due to the disposal of Atrium, which had been carried in the balance sheet as of December 31, 2006 under the equity method at a value of $57.1 million.

Accounts payable and other current liabilities increased from 2006 to 2007 largely as a result of an increased volume of supplier invoices in December 2007 compared to the same period in 2006, while the decrease in non-financial long-term liabilities was mainly attributable to the decrease in long-term deferred tax liabilities and a decrease in the long-term portion of deferred revenues not yet amortized at year-end.

The overall decrease in shareholders’ equity from 2006 to 2007 relates to the reduction of share capital in the amount of $137.9 million as a result of the distribution to our shareholders of our remaining interest in Atrium. This decrease was offset by an increase in other capital to adjust for the effects of the corresponding difference between the fair value and the book value of Atrium, net of income taxes and cumulative translation adjustment, of $71.1 million. Also contributing to the reduction in shareholders’ equity from 2006 to 2007 was the contribution of the annual net loss to the consolidated deficit as well as an increase in the cumulative translation adjustment.

21

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table summarizes future cash requirements with respect to these obligations.

	Payments due in
(in thousands)	Carrying amount	2009	2010-2011	2012-2013	After 2013
	$	$	$	$	$
Long-term payable	221	49	98	74	—
Operating leases	10,366	2,191	4,241	2,503	1,431
Commercial commitments	20,528	15,743	3,974	811	—
Total	31,115	17,983	8,313	3,388	1,431

Outstanding Share Data

As at March 9, 2009, there were 53,187,470 common shares issued and outstanding, and there were 4,667,428 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and on the availability of funding from investors and prospective commercial partners.

Capital disclosures

Our objective in managing capital composed of shareholders’ equity is to ensure a sufficient liquidity position to finance our R&D activities, SG&A expenses, working capital and overall capital expenditures. We make every effort to manage our liquidity to minimize dilution to our shareholders.

Initially, we had funded our activities through public offerings of common shares and convertible term loans. More recently, however, we have tried to optimize our liquidity needs by non-dilutive sources, including the sale of non-core assets and future rights to royalties, investment tax credits and grants, interest income, licensing, service and royalties.

During 2008, we fulfilled our obligation on the loan from the federal and provincial governments with a nominal value of CAN$800,000.

22

In connection with the sale of the Quebec City building and land discussed above, we entered into a long-term lease agreement with the principal tenant of the building. As part of the agreement, we agreed to pay the principal tenant CAN$300,000 (approximately $246,305) as an incentive and service fee.  The resulting payable is non-interest bearing and is due in bi-annual installments of CAN$30,000 (approximately $24,630) over the next five years.

Our capital management objective remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate, cetrorelix, in Phase 3 for BPH.

We are not subject to any capital requirements imposed by any regulators or any other external source.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, selling of non-core assets and other non-dilutive activities.

Our cash, cash equivalents and short-term investments amounted to $49.7 million as at December 31, 2008, compared to $41.4 million as at December 31, 2007. Possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing. As at December 31, 2008, cash, cash equivalents and short-term investments of the Company included CAN$3.8 million and EUR32.8 million.

Short-term investments do not include asset-backed commercial paper affected by liquidity issues.

Based on our assessment, which takes into account the proceeds received in connection with the Cowen Transaction, the signing of the development, commercialization and license agreement with sanofi-aventis, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least the next 12-month period following the balance sheet date of December 31, 2008.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital, as well as through other non-dilutive activities.

The variation of our liquidity by activity is explained below, not considering any cash flows used in or provided by discontinued operations.

23

Operating Activities

Cash flows used in our continuing operating activities amounted to $1.3 million for the year ended December 31, 2008, compared to $25.7 million and $15.9 million for each of the years ended December 31, 2007 and 2006, respectively. The significant decrease in cash used in operating activities from 2007 to 2008 relates in large proportion to the net cash proceeds received in connection with the Cowen Transaction, in addition to higher upfront payments received from certain customers and higher cash collections of trade accounts receivable. These cash inflows were partially offset by increased cash expenditures that contributed to the increase in our net loss, as well as by payments made, which were mainly related to financial advisor, legal and other costs incurred in connection with the Cowen Transaction, as well as to a higher volume of trade accounts payable settlements.

The increase in net cash used in 2007 compared to 2006 is primarily attributable to lower license revenues, increased non-recurring corporate expenses, additional investments in R&D related to the initiation of our Phase 3 program in BPH for cetrorelix, as well as to the further advancement of targeted, earlier-stage development programs.

We expect net cash used in continuing operating activities to increase in 2009 due to the absence of cash royalty receipts that were payable in connection with the License Agreement with Merck Serono prior to the Cowen Transaction and as we continue our Phase 3 clinical program with cetrorelix in BPH and further advance our targeted, earlier-stage development programs. These cash outflows will be partially offset by the receipt of the upfront payment from sanofi-aventis in connection with the cetrorelix development, commercialization and licensing agreement, as discussed above.

Financing Activities

Net cash used in continuing financing activities was $1.2 million for the year ended December 31, 2008, compared to $1.1 million and $0.7 million for each of the years ended December 31, 2007 and 2006, respectively. These funds were used mainly for the repayments of our long-term debt and payable, as well as in connection with the filing of a shelf prospectus.

Investing Activities

Cash provided by continuing investing activities (excluding the changes in short-term investments) amounted to $13.6 million for the year ended December 31, 2008, while cash flows used in continuing investing activities (excluding the changes in short-term investments) was $3.0 million for the year ended December 31, 2007, compared to $0.5 million for the year ended December 31, 2006. The increase in cash provided by investing activities from 2007 to 2008 relates primarily to the disposals of the Quebec City building and land and of Impavido®, both of which had been reported as long-lived assets held for sale as at December 31, 2007.

24

The increase in net cash used in continuing investing activities in 2007 compared to 2006 is mainly related to the acquisition of equipment that is necessary to support clinical trials.

We expect that cash provided by investing activities (excluding the changes in short-term investments) will decrease in 2009, mainly due to the expected non-recurrence of cash proceeds received in connection with the disposal of long-lived assets held for sale.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with Canadian GAAP. A summary of significant and pertinent measurement and disclosure differences between Canadian and US GAAP is provided in note 27 to our 2008 annual consolidated financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation expense, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options granted, employee future benefits and certain accrued liabilities. We base our estimates on historical experience, where relevant, and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

The following summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred Revenues

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value

25

to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when we have no significant future performance obligations and when collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work, which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones.

In those instances where we have collected upfront or milestone payments but have ongoing future obligations related to the development of the drug product, we consider the milestone payments and the remaining obligations under the contract as a single unit of accounting. In those circumstances where the collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather our obligations are satisfied over a period of time, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when we have fulfilled the terms in accordance with the contractual agreement and have no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Proceeds received in connection with the Cowen Transaction are deferred and recognized over the life of the license agreement pursuant to the “units-of-revenue” method, as discussed above.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are

26

capitalized and amortized against operations over the estimated period of benefit. To date, no costs have been deferred.

27

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which in turn is determined based upon discounted cash flows or appraised values, depending of the nature of assets.

Goodwill, which represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition, is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Income Taxes

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

28

Stock-Based Compensation Costs

We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

New Accounting Standards

Impact of accounting standards adopted in 2008

On January 1, 2008, we adopted the Canadian Institute of Chartered Accountants, (“CICA”) Handbook Section 1535, Capital Disclosures (“Section 1535”); Section 3862, Financial Instruments — Disclosures (“Section 3862”); Section 3863, Financial Instruments — Presentation (“Section 3863”); and Section 3031, Inventories (“Section 3031”).

Section 1535 establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

Section 3862 and Section 3863, which replace Section 3861, Financial Instruments — Disclosure and Presentation, require the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with our financial instruments. The presentation requirements are carried forward unchanged

The CICA issued Section 3031, which replaced Section 3030 of the same title. This standard requires that inventories be measured at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs.  The standard also requires that similar inventories within a consolidated group be measured using the same method. Section 3031 also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. We have adopted this standard effective January 1, 2008, and there has been no impact on the consolidated financial statements.

Impact of accounting pronouncements not yet adopted

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard will apply to our interim and annual financial statements for periods beginning on January 1, 2009. We do not expect that adoption of this standard will have a significant impact on the consolidated financial statements.

29

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently evaluating the impact, if any, that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. Earlier adoption is permitted. We are currently evaluating the impact, if any, that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for 2011. Earlier adoption is permitted. We are currently evaluating the impact, if any, that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Liabilities, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 will be effective for interim and annual periods beginning on or after January 1, 2009. We do not expect that adoption of this guidance will have a significant impact on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on a wide range of operational and performance measures, beginning on January 1, 2011.

30

To date, we have performed a high-level diagnostic that has identified pertinent differences between IFRS and current accounting policies and procedures that conform to Canadian GAAP. We have also developed a formal plan for IFRS conversion and the related transition from current standards. Activities under that plan will include, among other things, the identification and documentation of pertinent accounting and reporting differences between IFRS and Canadian GAAP; the choice of IFRS accounting policies, including consideration of elections available under IFRS 1, First-time Adoption of International Financial Reporting Standards; determination of the impact of conversion on internal controls, accounting systems and other business solutions and processes; and the development of training to assist appropriate employees in the transition to and ongoing compliance with IFRS.

Activities in connection with our IFRS implementation plan will continue throughout 2009, and we will provide required disclosures regarding the status of our plan.

Outlook for 2009

We expect to disclose first efficacy results of our Phase 3 program in BPH with our lead endocrinology compound, cetrorelix, in the third quarter of 2009. Results for the second efficacy trial of this same program are expected in the fourth quarter of 2009. Results for the safety trial and the QTc trial are expected by the end of 2009.

In Q4 2009, we expect to disclose Phase 2 results with AEZS-108 in advanced ovarian and endometrial cancers.

We will continue to seek business development opportunities from our extensive product pipeline.

As pertaining to liquidity, our expectation is that cash flows from operations will not proceed linearly throughout the year, but will instead be positively impacted in the first half of 2009 due to the receipt of the $30.0 million upfront payment from sanofi-aventis, as discussed above, partly offset by payments expected to be made in connection with the pivotal long-term safety trial and the thorough QTc trial for cetrorelix in BPH.

Financial and Other Instruments

Foreign Currency Risk

Since we operate on an international scale, we are exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2008, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at March 9, 2009.

31

Beginning on January 1, 2009, due to changes in facts and circumstances, the Company and all its subsidiaries will use the euro as their functional currency. As such, all foreign currency exposure risk on inter-company transactions will be eliminated.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds and notes issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the year ended December 31, 2008.

As at December 31, 2008, we did not have any interest in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy

32

new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavour

33

to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital, as well as through other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. However, there is no assurance that we will be able to make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

34

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subject to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the NASDAQ Market (“NASDAQ”). On October 24, 2008, we announced that we had received a notification from NASDAQ regarding the failure by the Company to comply with NASDAQ’s minimum bid price requirements. Although NASDAQ has temporarily suspended enforcement of its minimum bid price requirements, such requirements will be reinstated in October 2009. If we fail to meet any of NASDAQ’s continued listing requirements and NASDAQ attempts to enforce compliance with its rules, our common shares may be delisted from NASDAQ. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report or Form 20-F for the financial year ended December 31, 2008 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at December 31, 2008.

35

Management’s Annual Report on Internal Control over Financial Reporting

Æterna Zentaris’ management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, which differ in certain respects from US GAAP, as discussed above.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Æterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2008.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2008, in the course of our evaluation, we identified significant deficiencies in our internal control over financial reporting which we do not believe, either individually or in the aggregate, resulted in a material weakness to our internal control over financial reporting.

36

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

March 9, 2009

37

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: March 10, 2009	By:	/s/Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer